WUHAN GENERAL GROUP (CHINA), INC.

Engineering a Greener China


武汉通用集团(中国)有限公司
武汉鼓风机有限公司
武汉发电设备制造有限公司

Annual Report 2008



Wuhan General Group (China), Inc. –

Raising the Bar in Turbine and Blower Production and Design

Wuhan General Group (China), Inc. ("Wuhan General" or the "Company") is a leading manufacturer of industrial blowers and turbines in China. Wuhan General operates through its operating subsidiaries, Wuhan Blower Co., Ltd. ("Wuhan Blower"), Wuhan Generating Equipment Co., Ltd. ("Wuhan Generating") and Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd. ("Wuhan Xingelin"). Wuhan Blower produces industrial blowers that are used to move large amounts of air through industrial processes primarily related to air pollution control and power generation. Wuhan Generating manufactures industrial steam and water turbines used for electricity generation in coal, oil, nuclear and hydroelectric power plants. Wuhan Xingelin manufactures blower silencers, connectors and other component parts for industrial blowers and electrical equipment. The Company's primary customers are from the iron and steel, power generation and petrochemical industries.

Wuhan General is located in Wuhan, Hubei Province, a major industrial city of 8 million people strategically located in south-central China. The Company currently has over 300 customers for its blower products and over 30 customers for its turbine products and it maintains sales offices in major cities throughout China. Wuhan General is listed on the NASDAQ Capital Market under the ticker WUHN.

2008
Financial Highlights

Revenue



Blower
Turbine
$118.6
$82.5
$16.7
2006
2007
2008

Net Income



$ 21.5
$ 14.9
$ 2.4
2006
2007
2008 (non-GAAP)

Blower Revenue



60%
Air Pollution Control
10%
Ventilation
30%
Auxiliary Furnace Equipment

Turbine Revenue



55%
Hydro Power Plant
15%
Steam - Power Plant
30%
Steam - Energy Recovery

Note Regarding Forward-Looking Statements

Certain statements in this annual report, including statements regarding future demand for our products, our ability to generate business in the current economic climate, the future performance of Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd., the effects of the Chinese government's stimulus plan on our businesses and our future financial performance, may be forward-looking in nature or "forward-looking statements," as defined by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties, including, among others, the risks set forth under Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, all business uncertainties relating to vulnerability of our business to general economic downtum, operating in the People's Republic of China (PRC) generally and the potential for changes in the laws of the PRC that affect our operations and other factors that may cause actual results to be materially different from those described in such forward-looking statements. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we anticipate. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.






WUHAN GENERAL

Letter to stockholders



DEAR FELLOW STOCKHOLDERS,

I am pleased to report that 2008 was a successful year of growth for Wuhan General Group (China), Inc. and it was marked by several major accomplishments in our corporate and operational development. We completed the majority of the construction on our turbine manufacturing facility to accommodate our growing turbine production, which now accounts for roughly half of the Company's sales. Meanwhile, sales from our blower business continued to increase in 2008, demonstrating impressive year over year gains. We also successfully transitioned to the NASDAQ Capital Market, achieving one of our primary goals for the year of being listing on a major U.S. stock exchange.

GROWING PRESENCE IN FIELDS DOMINATED BY STATE-OWNED ENTERPRISES

In industry sectors traditionally dominated by stated-owned enterprises, or SOEs, Wuhan General has emerged over recent years as the largest private turbine and blower manufacturer in China. In fact, we are now the only non-SOE to rank among the top five steam turbine producers, water turbine producers and large scale blower producers in China.





As we gain market share at the expense of SOEs, we have cultivated a number of competitive advantages. We have devoted significant R&D resources to enhance our design and manufacturing techniques and make extensive use of computer aided design (CAD) and computer aided engineering (CAE). As we continue to invest in our future, we are confident that consumers of turbines and blowers will be attracted to our dependable, high quality products.

DIVERSE AND FLEXIBLE PRODUCT BASE

Wuhan General caters to a wide range of blower and turbine customers, providing components that are used across a diverse array of industrial functions. We currently have over 300 customers for our industrial blower products with roughly 60% of sales coming from equipment designed for sulfur dioxide reduction. Thirty percent of our sales was derived from auxiliary furnace equipment and the remaining 10% came from ventilation equipment used primarily in large infrastructure projects.

In our growing turbine business, 55% of sales came from hydroelectric generation, 15% of sales came from traditional thermal power generation and the remaining 30% was derived from cogeneration. The diverse functionalities of our products have allowed us the flexibility to adapt to market trends, pursuing the highest product growth areas.

WUHAN GENERAL GROUP (CHINA), INC.

STRONG FINANCIAL GROWTH IN 2008

For 2008, our total revenues increased $36.1 million, or 43.8%, to $118.6 million from $82.5 million in 2007. This increase was mainly attributable to the increased demand for anti-pollution equipment in China and revenue from the construction of a thermal electric power plant in Jiangyin, Jiangsu. Sales from our turbine segment accounted for $59.8 million, or 50.4% of revenue, while sales from our blower segment accounted for $58.8 million, or 49.6% of revenue.

Our gross profit increased $9.1 million to $34.2 million in 2008 from $25.1 million in 2007. Gross profit as a percentage of sales was 28.8% in 2008 down slightly from 30.4% in 2007, due to increases in the cost of materials.

Net income increased to $16.1 million, or $0.26 per fully diluted share, up 8.6% from $14.9 million for 2007, or $0.10 per fully diluted share. Excluding non-cash penalty charges of $5.4 million associated with capital market activities, our non-GAAP net income for 2008 was $21.5 million, or $0.35 per fully diluted share.



Expanding Market Opportunities

Wuhan General faces strong demand for its products on several fronts. Due to China's rapid development, the country's power grid has been severely strained with supply struggling to keep pace with demand. This has led to steady construction of new power generation capacity including thermal plants, which use blowers, and hydropower plants, which require turbines. At the same time, pollution has grown significantly, particularly in industrial areas, causing serious environmental damage. While the government previously placed a heavy emphasis on economic development regardless of other factors, recently a more sustainable development path has been pursued that focuses on limiting the negative effects of industrialization, including air and water pollution. As a manufacturer of a number of components for a variety of environmentally friendly technologies including hydropower turbines, cogeneration turbines which use industrial waste heat to produce electricity, and sulfur dioxide reduction equipment, Wuhan General has played an active role in the growth of these areas.

While demand began to soften from many of our clients at the end of 2008 and into 2009 due to the global economic crisis, we expect long term trends to remain favorable. We expect China's industrialization and modernization to continue for years to come. Despite the recent slowdown, particularly in the steel and iron refining industries, we are confident that demand will rebound because China's infrastructure needs are vast and many projects are backed by strong government initiatives.

BEYOND 2008

Looking forward, along with industrial producers across all sectors in China, Wuhan General faces a macroeconomic slowdown that has been unprecedented since China's reform and opening up 30 years ago. Against this backdrop, we are anticipating lower sales and net income in 2009. However, we are focusing on expanding our capabilities and increasing the volume of producing component parts for our blower and turbine businesses by our subsidiary, Wuhan Xingelin, to control costs and prepare for future growth.



We acquired our newest subsidiary, Wuhan Xingelin, in December of 2008. The new subsidiary, which was operational as of the end of the first quarter in 2009, will provide our blower and turbine divisions with various component parts which we previously purchased from third party suppliers. Bringing production of these component parts in house will allow us to more efficiently manage production and realize cost savings, further strengthening our position over competitors. Moreover, we plan to sell component parts manufactured by Wuhan Xingelin to unrelated turbine and blower manufacturers, creating additional revenue streams for Wuhan General.

In terms of customer demand, our management team anticipates that the stimulus package announced by the Chinese central government at the end of 2008 will create new business opportunities for Wuhan General. As much of the stimulus package is focused on infrastructure development, we see tremendous opportunities for supplying industrial blowers as integral parts of ventilation systems in projects like tunnels and subways. Furthermore, after a short term decline in the end of 2008, demand for steel and iron products is expected to rebound as government spending on rail roads, highways and other large scale projects increases. As a supplier of blowers, which are involved in several aspects of the steel production process, we anticipate an increase in demand from customers in this sector.

Over the past several years, Wuhan General has worked tirelessly to provide custom designed products with superior support services to our customers. During these tough economic times, we intend to leverage these key capabilities to win more contracts from an increasingly diverse array of clients. We believe that as our reputation builds at a national level, we will be able to compete more effectively for more high profile contracts, servicing bigger customers and providing more complex and larger scale solutions.



On behalf of the entire Wuhan General management team, I would like to thank our staff and our stockholders for their continued support during 2008. We firmly believe that with a solid foundation now in place, we will continue to evolve as one of the most innovative blower and turbine producers in China.

Sincerely,

Xu Jie
Chief Executive Officer

WUHAN GENERAL



Reversing
Decades of Pollution

"Green Policy" has played an important role in today's global economic development and is becoming increasingly prominent in China. According to China's Comprehensive Emission Standard of Air Pollutants, all coal-fired power plants must comply with national standards to install desulphurization equipment to minimize emissions. Additionally, China's "Eleventh Five Years Plan" also mandates that national emissions of sulfur dioxide be reduced by 14% by 2010, meaning that the coal-fired power generation sector must reduce emissions to 10.0 million tons per year from 11.7 million tons in 2005. As a result, it is estimated that the market for desulphurization equipment for the coal-fired power generation sector will reach 7.5 billion RMB (approximately 1.1 billion USD) in 2009 and 9.2 billion RMB (approximately 1.3 billion USD) in 2010.

Catering to this increased demand, in 2008 Wuhan General successfully designed customized desulphurization modules for the Hebei Guohua Power Plant. For this particular project, we designed two axial adjustable blowers which were integral components of Hebei Guohua Power Plant's desulphurization equipment. One of the blowers weighed 100 tons and had a diameter of approximately 16 feet. In general, only manufacturers with the largest scale capabilities in the industry are able to produce blowers of this magnitude.

The unique competitive advantages of our products include superior quality performance and customer tailored solutions. Wuhan General's attention to quality has been recognized by many high profile blower clients like Mitsubishi, with whom we have a close working relationship.





Building a greener power grid

The Chinese government has embarked on a project to completely modernize the national power grid by 2020. In doing so, the State Development Planning Commission (SDPC) will take measures to connect the existing cross-province power grids and independent power generators to fully and efficiently utilize China's generating capacity. Long distance, high capacity power cable networks will be constructed nationwide to deliver electricity from regions with larger generating capacities to areas lacking power generation inputs.

Key to this strategy will be the expansion of the country's hydropower capacity. Before 2020, China will complete a series of hydropower stations along the Honghe and Lancang rivers, in addition to more hydro plants on the Yellow and Yangtze rivers, the two longest waterways in the country. In total, China's exploitable hydroelectric resources are estimated to be 378 million kilowatts, equal to 16.7% of the world's total hydroelectric resources. Currently only a small fraction of this is utilized, making hydroelectric power one of China's most important long term renewable energy resources.



One of our key strategies is to focus on hydropower projects, which accounted for 55% of our revenue in 2008. Recently, Wuhan General has signed a contract with Shanxian Xingfa Chemical Group to provide 3,200 kilowatt and 4,000 kilowatt capacity turbines. These turbine modules have the capability to generate electricity at the rate of 15,200 kilowatts per hour and possess a hydropower to electricity conversation rate of 86%. Traditional thermal power generators, on the other hand, have a conversion rate of only 30%. We are committed to servicing this sector of the turbine industry not only due to the enormous market potential, but also because of the positive long term contributions these products will make toward green, sustainable development in China.





Expanding
Scale to Meet Future Demand

To combat the global economic crisis and recession, the Chinese central government has allocated 4 trillion RMB (approximately 584 billion USD) to stimulate domestic growth. Approximately 370 billion RMB (approximately 54 billion USD) will be invested in rural infrastructure construction and power grid improvement. Another 210 billion RMB (approximately 31 billion USD) will go to projects directed towards energy conservation, pollution reduction and environmental protection. Our highly specialized capabilities in designing and manufacturing customized industrial blowers and turbines will enable us to benefit from the government's stimulus plan. As a result, we are continuing to expand our facilities in 2009 to prepare for the anticipated increase in client activity.

In December 2008, Wuhan General entered into an asset purchase agreement with Wuhan Gongchuang Real Estate to acquire our newest subsidiary, Wuhan Xingelin. Covering an area of over 785,765 square feet, or roughly 18 acres, the property is located in Wuhan's Hanyang District, 13 miles from our headquarters. The site is well positioned for access to major transportation routes, facilitating future logistical needs.

At this new subsidiary, we currently manufacture component parts for our existing turbine and blower businesses. In moving the production of these component parts to a related subsidiary, we expect to realize cost savings and maintain closer control of our inventories. What's more, not only can we supply component parts to ourselves, we also are looking to market blower and turbine component parts to other manufacturers, opening up additional revenue streams. At this important time in China's infrastructure development, we believe our growth strategy will provide us with distinct abilities to take advantage of long term market opportunities.

Management Team



Mr. Ge Zengke,
General Manager

Mr. Ge has previously held management positions at several Chinese companies and has been in his current position since January 2006.



Mr. Xu Jie,
President and Chief Executive Officer

Mr. Xu had 20 years of industry experience before privatizing Wuhan Blower in 2004.



Mr. Huang Zhaoqi,
Vice General Manager (Turbine)

Mr. Huang had over 20 years of engineering and managerial experience before joining the Company in October 2006.



Mr. Liu Haiming,
Chief Financial Officer

Mr. Liu had 13 years of audit experience with PricewaterhouseCoopers before joining the Company in May 2008.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number 001-34125

WUHAN GENERAL GROUP (CHINA), INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	**84-1092589** (I.R.S. Employer Identification No.)
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone Wuhan, Hubei, People's Republic of China (Address of Principal Executive Offices)	**430200** (Zip Code)

86-27-5970-0069
(Registrant's Telephone Number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Based on the average bid and asked price quoted on the OTC Bulletin Board as of June 30, 2008 (prior to our listing on the NASDAQ Capital Market on July 18, 2008), the aggregate market value of the registrant's common stock held by non-affiliates was approximately $32,928,000.

As of March 30, 2009, the registrant had a total of 25,070,346 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the company's Proxy Statement for its 2009 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this report includes some statements that are not purely historical fact and that are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding our management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, ability to refinance outstanding debt, completion of our turbine manufacturing facility on our main Wuhan campus and workshop and related facilities of Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd. and growth of our blower and turbine businesses. The words "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "projects," "should," and similar expressions, or the negatives of such terms, identify forward-looking statements.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results to be materially different from those expressed or implied by these forward-looking statements, including the following:

- vulnerability of our business to general economic downturn;
- our ability to obtain financing on favorable terms;
- establishing our new business segment relating to industrial parts and machinery equipment;
- operating in the PRC generally and the potential for changes in the laws of the PRC that affect our operations;
- remediating material weaknesses in our internal control over financial reporting;
- our failure to meet or timely meet contractual performance standards and schedules;
- our dependence on the steel and iron markets;
- exposure to product liability and defect claims;
- our ability to obtain all necessary government certifications and/or licenses to conduct our business;
- the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
- the other factors referenced in this report.

These risks and uncertainties, along with others, are also described in the Risk Factors section in Part I, Item 1A of this Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

Item 1. Business.

Overview

Wuhan General Group (China), Inc. (the "Company") is a holding company whose primary business operations are conducted through our wholly owned subsidiary, Universe Faith Group, Ltd. ("UFG"), which has no operations of its own and only serves to hold our Chinese operating subsidiaries, Wuhan Blower Co., Ltd. ("Wuhan Blower"), Wuhan Generating Equipment Co., Ltd. ("Wuhan Generating") and Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd. ("Wuhan Xingelin Equipment"). Wuhan Blower is a manufacturer of industrial blowers that are principally components of steam-driven electrical power generation plants. Wuhan Generating manufactures industrial steam and water turbines, which also are principally used in electrical power generation plants. Wuhan Xingelin Equipment manufactures silencers, connectors and other general parts for industrial blowers and electrical equipment, and it produces general machinery equipment. Wuhan Blower, Wuhan General and Wuhan Xingelin Equipment conduct all of their operations in the People's Republic of China, which we refer to in this report as PRC or China. Prior to our acquisition of UFG in February 2007, we were a publicly held shell company with no operations other than efforts to identify suitable parties for a merger transaction.

Our Corporate History

The Company was incorporated on July 19, 1988 under the laws of the State of Colorado as Riverside Capital, Inc. On February 28, 1989, Riverside Capital completed a public offering of 20,500,000 units (consisting of common stock and warrants) at an offering price of $0.01 per unit. Riverside Capital engaged in various business endeavors, and on March 18, 1992, acquired 100% of the outstanding shares of United National Film Corporation. At that time, we changed our name to United National Film Corporation. We were not successful in the film business, and in June 2001, we suspended all business activities and became a "reporting shell corporation." As such, we had no operations other than maintaining our public company status and searching for a suitable party with which to execute a reverse merger transaction, in which a previously private company takes on our public company status. In October 2006, we changed our state of incorporation from Colorado to Nevada.

On February 7, 2007, we completed a share exchange transaction, in which we issued to Fame Good International Limited ("Fame"), as the sole stockholder of UFG, 17,912,446 newly issued shares of our common stock in exchange for all of the issued and outstanding capital stock of UFG held by Fame. As a result, UFG became our wholly owned subsidiary, Fame became our controlling stockholder and the management team of Wuhan Blower replaced our prior management. Prior to the share exchange transaction, we had no relationship with Fame, UFG, Wuhan Blower or Wuhan Generating. On March 13, 2007, the Company changed its name from "United National Film Corporation" to "Wuhan General Group (China), Inc."

Prior to the share exchange transaction, we had 1,800,000 shares of common stock outstanding. Following the closing of the share exchange transaction, we had 19,712,446 shares of common stock outstanding. As of March 30, 2009, we had 25,070,346 shares of common stock outstanding.

Background and History of UFG and Wuhan Blower

UFG was incorporated in the British Virgin Islands in August 2006. Until the share exchange transaction in February 2007, UFG was a wholly owned subsidiary of Fame, also a BVI company and now our controlling stockholder. Our President and Chief Executive Officer, Mr. Xu Jie, acquired control of Fame, and Fame acquired control of UFG, in late August 2006. Neither Fame nor UFG had any active business operations until UFG acquired Wuhan Blower in September 2006.

Wuhan Blower was founded in 1958 as the Wuhan Blower Company, a State-Owned Enterprise ("SOE") and became one of the largest manufacturers of industrial blowers in central and southwest China. In 2004, Mr. Xu purchased the company with the intention of making changes to its management structure, employee utilization, plant location and general operations which would transform it from a traditional Chinese SOE into a modern, efficient operating company. Mr. Xu relocated the company to the East Lake Hi-Tech Development Zone in Wuhan, with much improved access to railroads, waterways and roads necessary for the transportation of its products, and constructed a new headquarters, research and development, and manufacturing facility at this location. Principally as a result of these actions, combined with more efficient use of personnel, Wuhan Blower has experienced significant increases in revenues and net income over the last three years.

On January 9, 2007, Wuhan Blower completed its acquisition of Wuhan Generating, a manufacturer of water and steam turbines, which is a complementary business to that of Wuhan Blower. We recently completed the construction of a new turbine manufacturing facility for Wuhan Generating. We have installed a portion of the customized equipment in this new facility and have begun producing steam turbines from this facility. As we receive additional turbine orders, we will purchase and install the remainder of the customized equipment in this new facility.

We are located in Wuhan, the capital of China's Hubei Province and one of the ten largest cities in China. Hubei is centrally located and is a key player in the Chinese automotive, metallurgy, machinery, power generation, textiles and high-tech industries. Wuhan is one of the major university cities in the country, providing a highly educated workforce for the area's industries.

Acquisition of UFG

On February 7, 2007, we completed the share exchange transaction, also known as a "reverse acquisition" transaction, whereby UFG became our wholly owned subsidiary and Fame became our controlling stockholder.

Upon the closing of the share exchange transaction, Glenn A. Little, then our sole director and officer, submitted his resignation from all offices that he held effective immediately. Xu Jie, the President and Chief Executive Officer of Wuhan Blower, was appointed our President, Chief Executive Officer and Chairman of the Board. In addition, the Wuhan Blower executive officers became our executive officers.

For accounting purposes, the share exchange transaction is treated as a reverse acquisition with UFG as the acquirer and Wuhan General Group (China), Inc. as the acquired party. As a result, the Company is deemed to be a continuation of the business of UFG. Accordingly, the accompanying consolidated financial statements are those of the accounting acquirer (UFG). The historical stockholders' equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented.

February 2007 Private Placement

Also on February 7, 2007, we completed a private placement transaction in which we issued to nine institutional investors an aggregate of 10,287,554 shares of our newly created Series A Convertible Preferred Stock ("Series A Preferred Stock") at a price of $2.33 per share for gross proceeds of $23,970,000. The Series A Preferred Stock is convertible into shares of our common stock on a 1-for-1 basis. The holders of our Series A Preferred Stock are not required to pay a conversion price or any other consideration in order to convert Series A Preferred Stock into common stock. The Series A Preferred Stock is entitled to a dividend equal to 5% per annum, payable quarterly. We must pay any unpaid dividends on our Series A Preferred Stock before paying dividends on our common stock.

Except with respect to specified transactions that may affect the Series A Preferred Stock and except as otherwise required by Nevada law, the Series A Preferred Stock has no voting rights. In 2008, 32.5% of the outstanding shares of our Series A Preferred Stock was converted into 3,343,560 shares of our common stock. The remaining shares of our Series A Preferred Stock will convert automatically into our common stock if the trading price and volume of our common stock reaches certain levels on or after February 5, 2010. In the event of our liquidation, the holders of Series A Preferred Stock shall be entitled to receive, out of our assets available for distribution to stockholders, an amount equal to $2.33 per share plus any accrued and unpaid dividends before any payment can be made to the holders of our common stock.

In the private placement, we also issued three series of common stock purchase warrants — Series A, J and B.

The investors in the February 2007 private placement received "60% warrant coverage" on their investment. As a result, we issued to the investors, on a pro rata basis, Series A Warrants to purchase an aggregate of 6,172,531 shares of common stock. The Series A Warrants have an exercise price of $2.57 per share and expire on February 7, 2012.

In addition, each of the private placement investors who invested at least $2,000,000 also were entitled to purchase shares of our common stock on the same terms as such investor's initial purchase. To represent this right, we issued Series J Warrants to these investors to purchase an aggregate of 9,358,370 shares of common stock. The Series J Warrants had an exercise price of $2.33 per share and expired on November 7, 2008. As described in more detail below in "Overview — Creation of Series B Preferred Stock" in this Part I, Item 1, we amended the terms of the Series J Warrants in September 2008 so that the warrants became exercisable for Series B Convertible Preferred Stock ("Series B Preferred Stock") rather than common stock. Prior to the expiration date, a portion of the Series J Warrants were exercised for a total of 6,369,078 shares of Series B Preferred Stock.

Investors receiving Series J Warrants also received "60% warrant coverage" on this additional investment, if made. The Series B Warrants can only be exercised upon and to the extent that the Series J Warrants were exercised. The Series B Warrants have an exercise price of $2.57 and expire on February 7, 2012. Based on the amount of Series J Warrants exercised prior to expiration, the Series B Warrants are exercisable for 3,821,446 shares of common stock.

As partial consideration for services rendered by 1st BridgeHouse Securities, LLC ("1st BridgeHouse"), the placement agent for the February 2007 private placement, we agreed to issue warrants to purchase common stock to 1st BridgeHouse in an amount equal to 10% of all shares of Series A Preferred Stock sold in the private placement, plus 10% of any shares of common stock issued pursuant to the Series A, B and J Warrants issued in the private placement. This right is represented by Series C, AA, BB and JJ warrants originally issued to 1st BridgeHouse. The Series C, AA, BB and JJ Warrants relate to the Series A Preferred Stock, Series A Warrants, Series B Warrants and Series J Warrants, respectively. The exercise prices of the Series C, AA, BB and JJ Warrants are $2.57, $2.83, $2.83 and $2.57, respectively. These exercise prices are 110% of the purchase price for the related security. As of December 31, 2008, there were 1,028,755, up to 617,253, up to 382,145 and 636,908 shares of common stock issuable under the Series C, AA, BB and JJ Warrants, respectively. The Series C, AA, BB and JJ Warrants expire on February 7, 2017.

Creation of Series B Preferred Stock

On September 5, 2008, the Company entered into an Agreement to Amend Series J Warrants of the Company with holders of warrants exercisable for a majority of the shares of warrant stock issuable under the Company's Series A, B and J Warrants. This agreement amended the Series J Warrants so that such warrants are exercisable for shares of the Company's Series B Preferred Stock. Prior to this agreement, the Series J Warrants were exercisable for shares of the Company's common stock.

In connection with this agreement, the Company designated 9,358,370 shares of preferred stock as Series B Preferred Stock with those rights and preferences as set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of the Company (the "Certificate of Designation"). The Series B Preferred Stock ranks senior to the Company's common stock and junior to the Company's Series A Preferred Stock. The shares of Series B Preferred Stock are convertible on a one-for-one basis into shares of the Company's common stock. The foregoing is only a summary of the Series B Preferred Stock and is qualified by the exact terms of the Certificate of Designation, which was Exhibit 4.1 to our Form 8-K filed on September 11, 2008.

Certain investors exercised their amended Series J Warrants for an aggregate of 6,369,078 shares of Series B Preferred Stock. The Company received gross proceeds of $14,839,952 for the issuance of those shares in connection with the exercise of the Series J Warrants. The total amount of commission paid to the placement agent, 1st BridgeHouse, was 10% of the gross proceeds, or $1,483,995. The Company also paid a total of $274,480 for other financing related expenses. The net proceeds from the transactions, after accounting for placement agent commissions and other related financing expenses, was $13,081,477.

Agreements in connection with February 2007 Private Placement

In connection with the February 2007 private placement, we entered into the securities escrow agreement and lock-up agreement. A summary of each of these agreements is provided below.

The Company and Fame, the Company's controlling stockholder, entered into a securities escrow agreement with the private placement investors in which Fame agreed to certain "make good" provisions. In the securities escrow agreement, the parties established minimum performance thresholds for the 12 months ended December 31, 2007 and December 31, 2008. The 2007 performance threshold was achieved. The 2008 performance threshold is net income of $22,000,000. Fame deposited into escrow a total of 9,000,000 shares of our common stock. If we do not achieve the 2008 performance threshold, some or all of the escrow shares will be delivered pro rata to the private placement investors, with the amount distributed dependent upon the amount by which we fail to achieve the performance threshold. If we meet or exceed the 2008 performance threshold, the escrow shares will be returned to Fame. If escrow shares are distributed, only those private placement investors who hold Series A Preferred Stock at the time the escrow shares become deliverable are entitled to their pro rata portion of such escrow shares. The foregoing is only a summary of the "make good" arrangements and is qualified by the exact terms of the securities escrow agreement, which was Exhibit 10.4 to our Form 8-K filed on February 13, 2007.

Also in connection with the private placement, we entered into a lock-up agreement with Fame. Under the terms of the lock-up agreement, Fame agreed not to sell any shares of our common stock until February 5, 2011, unless permitted by the holders of at least 75% of the outstanding Series A Preferred Stock. The lock-up agreement contains a limited exception for bona fide gifts.

Establishment of Wuhan Xingelin Equipment

On December 25, 2008, Wuhan Blower entered into an Asset Purchase Agreement with Wuhan Gongchuang Real Estate Co., Ltd., pursuant to which Wuhan Blower acquired certain assets including certain buildings, equipment and land use rights (the "Shu Kong Acquisition"). We are in the process of developing this property and establishing a new business segment with these assets. We intend that this new business segment will produce blower parts and machinery equipment. We anticipate that Wuhan Xingelin Equipment will supply industrial parts to Wuhan Blower and Wuhan Generating.

In connection with this acquisition, we created Wuhan Xingelin Equipment in order to hold these assets and manage our new operating segment. Wuhan Blower owns over 99% of Wuhan Xingelin Equipment. The remaining minority interest is owned by an unrelated party who is in the process of selling his interest in Wuhan Xingelin Equipment to Wuhan Blower.

Our Products

We engage primarily in the design, development, manufacture and sale of industrial blowers in China. Our industrial blowers are used primarily in steam-driven electrical power generation plants. In addition, we produce steam and water turbines in our blower facilities and in shared facilities. We also produce steam turbines in our new turbine manufacturing facility. We have installed a portion of the customized equipment in this facility and as we receive additional turbine orders, we will purchase and install the remainder of the customized equipment. Steam and water turbines are manufactured principally for use in electrical and hydropower plants.

Industrial Blowers

Industrial Blowers Generally

Industrial blowers are used to move very large volumes of air through industrial processes. When used in conjunction with an industrial furnace in steam-driven electrical power generation plants, they:

- blow air into furnaces in order to increase oxygen and improve combustion;
- blow fuel (primarily coal dust) into furnaces; and
- remove furnace exhaust.

If pollution control is required for the waste gases, then:

- a blower will propel the exhaust gases through a pollution reduction unit (such as a de-sulphurization unit); and
- a final blower will push the "cleaned" gases to and through the smokestack.

Industrial blowers are custom-made for the specific installation in which they will be used. The blower can be driven by an industrial scale electric motor, a diesel engine or a steam turbine. In addition to their use in power generation plants, industrial blowers are also used in the metallurgy and petrochemicals industries, as well as for ventilation in mines, mass transit (subways, tunnels, stations) and sewage treatment (for aeration).

Our Industrial Blower Products

Our primary blower products are:

- *Axial fans.* These consist of a bladed impeller (fan) in an elongated cylindrical casing and are primarily used to provide high-volume, low-pressure air for larger power stations of 200 to 1,000 megawatts.
- *Centrifugal Blowers.* These consist of a "squirrel cage" type impeller (or rotor) in a scroll- or spiral-shaped casing. Air is drawn into the center of the squirrel cage through a hole in the side of the casing and is thrown out at a right angle by the rotational force. These blowers provide lower volumes of air, but at higher pressures, and are used in medium-sized power stations of 100 to 300 megawatts for blowing coal dust into furnaces. They are also used for aeration in sewage treatment plants.

When required for noise abatement purposes, we also manufacture silencers or "mufflers" fitted to the exhaust side of our centrifugal blowers. These silencers are very similar in form and function to the muffler on an automobile: the silencer interior is fitted with perforated metal trays stuffed with a sound absorbing material such as fiberglass.

We are one of the largest suppliers of industrial blowers in our market to the Chinese electrical power generation industry, which is growing rapidly. All of our products are custom-built for specific purchasers. The majority of our product revenue comes from competitive bidding.

A typical blower costs approximately $90,000 and takes 45 to 90 days to build, from design to finish. We are currently producing approximately 660 blower/fan units per year.

The manufacture of these products combines both low-tech and high-tech processes. The low-tech process consists of the cutting and welding of the steel for both the rotors and the casings. The high-tech process consists of the product design, the "finish" manufacturing of the rotor shafts, and the balancing of the rotor assemblies.

We make extensive use of computer aided design (CAD) and computer aided engineering (CAE) in the design phase of our manufacturing process. In particular, CAE provides us with the ability to do finite element analysis of our rotor designs, while CAD allows us to do three dimensional modeling (to include molding coordinates for the fan/blower blades) and design of the inlet and outlet parameters. Our relationships with the Science and Technology University of Central China, Jiaotong University and the Acoustic Institute of the China Science Academy allow us to stay abreast of the latest developments in the fields of fluid dynamics, material sciences and acoustics.

We have a sophisticated acoustics lab in our facility. We share this acoustics lab with our university partners, and the China Fan Performance Test Center uses it for some of its work.

Through the use of the above technologies, we are able to design fans/blowers of the highest efficiency providing precisely the volumes and pressures required.

Parts purchased from third parties consist mainly of the electric motor specified by the client (normally equal to about 20% of the build cost of the assembly) and bearing castings.

Following the establishment of our new blower parts manufacturing business, which will be conducted by our Wuhan Xingelin Equipment, we expect to purchase fewer blower parts from unrelated third parties.

Turbines

Steam Turbines Generally

In a steam-driven electrical or thermal power generation plant, blowers like those we manufacture feed fuel and air into a large furnace. The primary purpose of the furnace is to produce steam for the powering of steam-driven turbines. A stream turbine takes the force of the steam and converts it into rotary motion, which is then used to drive machinery.

Steam turbines are normally categorized by their output in watts — kilowatts through megawatts. A small steam turbine of 750 kilowatts is capable of lighting 7,500 100-watt light bulbs. A large 500 megawatt turbine can light 5 million 100-watt light bulbs or supply the power for a medium-sized city.

Steam turbines are high-precision, high-tolerance pieces of machinery and in many respects are similar to a jet engine. Each is built-to-order according to the design specifications of the customer. In general, they are very large pieces of machinery with extremely heavy castings. The manufacture of steam turbines, like blowers, requires both low-tech and high-tech processes.

Water Turbines Generally

For those applications such as a hydropower plant where the customer is close to a source of water power and does not need steam for other applications in its plant, a water turbine may be more economical than a steam turbine. In this case, the cost of building a source of water pressure (typically a dam) and the viaduct to the water turbine must be weighed against the cost of building a steam plant. In general, water turbines have lower tolerances and are considered lower technology than steam turbines.

A water turbine operates very much like an enclosed water wheel — high velocity incoming water pushes against the turbine blades, forcing the turbine to rotate and provide power to the attached generator set.

As with a steam turbine, each is built-to-order according to the design specifications of the customer. The most important consideration in the design is the height of the water column above the turbine, which will determine how large the turbine must be and how fast it must turn to achieve the desired power output.

Our Turbine Products

We have been producing water turbines from our blower manufacturing facilities since 2007. We recently completed the construction of a new turbine manufacturing facility for Wuhan Generating. We currently produce steam turbines at our new turbine manufacturing facility based on the equipment already installed and we also produce steam turbines at a shared facility. As we receive additional turbine orders, we will purchase and install the remainder of the customized equipment in this new facility.

We currently manufacture the following types of steam turbines:

- Regular steam turbines — these turbines are designed to make maximum use of the steam, with any waste steam vented into the atmosphere through cooling towers.
- Co-generation steam turbines — these turbines are designed to provide for the use of "waste steam" by a nearby industrial plant (such as a paper or chemical plant).

Steam turbine production is characterized by low unit volume with high unit revenue and margins. While it is difficult to generalize, a 100 megawatt steam turbine costs approximately $6 million and takes three to six months to build.

Water turbines, on the other hand, bear a stronger resemblance (in manufacture) to our traditional industrial blowers. A water turbine resembles a blower operating in reverse, powered by water rather than air. Given this similarity, we began production of water turbines in our existing facilities and in shared facilities before our new turbine manufacturing facility was completed.

A typical ten megawatt water turbine costs approximately $450,000 and takes three to four months to construct.

The design and manufacturing of steam and water turbines require a high degree of engineering skill. We have a close relationship with Beijing 3-D, a high tech enterprise co-sponsored by the Chinese Academy of Sciences, for the purpose of developing new designs and manufacturing technology for the power generation equipment manufacturing industry in China. Beijing 3-D has developed world-class 3-dimensional CAD tools for use in the design of steam and water turbines. We anticipate obtaining rights to this technology in exchange for payment of a sales royalty on turbines utilizing the technology, although no formal agreement is currently in place. We believe this technology will give us significant advantages in providing our customers with the highest quality turbines, tailored precisely to their needs. Through its use, we believe we will be able to:

- increase steam generator thermal efficiency by approximately 5% to 7%;
- reduce coal consumption by approximately 15 to 21g per KWH; and
- increase megawatt output by approximately 10% per unit.

As a result, we believe that we can compete effectively in the turbine market. We also will be providing for China's need for cleaner and more efficient electric power production.

Development of Our Steam and Water Turbine Business

On January 9, 2007, Wuhan Blower completed the formation of Wuhan Generating. To develop the Company's turbine business, Wuhan Blower reached an understanding with China Chang Jiang Energy Corporation ("China Chang Jiang"), which owns Wuhan Turbine Works, a manufacturer of energy turbines for power plants. China Chang Jiang has agreed to allow us to assume the operations of Wuhan Turbine Works related to the manufacture of steam turbines up to 300 megawatts and water turbines up to 200 megawatts. To this end, Wuhan Generating hired a number of the management team members from Wuhan Turbine Works. These former Wuhan Turbine Works management team members and a limited number of Wuhan Turbine Works skilled laborers helped Wuhan Generating launch its turbine operations in 2007. Upon the installation of all the customized equipment in our new turbine manufacturing facility, Wuhan Generating expects to hire approximately 250 employees to assist with turbine manufacturing.

We are utilizing a management strategy for Wuhan Generating that is similar to the one we used for Wuhan Blower during its first two years: management and employee restructuring, movement to a new facility (on our existing premises) and an intense focus on research and development.

We constructed a new turbine manufacturing facility adjacent to our current manufacturing facilities. We have already commenced the manufacture of turbines at our new facility and by utilizing outsourcing and our existing blower manufacturing equipment. We plan to purchase and install additional customized equipment for our new turbine manufacturing facility as we receive additional turbine orders from our customers.

We are spending approximately $22.5 million on the new turbine plant and related equipment; a portion of the funding for this project was derived from the net proceeds of our February 2007 private placement and the fall 2008 Series J Warrant exercises. The new workshop is planned to be approximately 247,500 square feet with a hoist crane capacity of 160 tons. We have purchased large, high-precision equipment such as a 20 foot vertical boring lathe, a 39 foot precision horizontal lathe, two numerically controlled boring and milling machines, and a large dynamic-balance machine with a high-precision and numerically controlled machining center. Approximately 75% of this machinery has been installed in our facility. We will purchase and install the remainder of the customized equipment as we receive additional turbine orders.

In addition, we have constructed a new administrative building for the turbine manufacturing facility, which is located adjacent to the turbine manufacturing facility. The administrative building will be used by personnel in turbine supplies and sales and for other administrative tasks. Construction on the administrative building began in June 2006 and was completed in December 2007. We are currently conducting turbine sales from our blower administrative building. As our turbine sales grow and provide us with additional working capital, we will complete the interior of our turbine administrative building and transfer our current and future turbine administrative staff to this new building.

The launch of the turbine business puts us on a high-margin per unit business path, offering us exceptional growth opportunities by participating in China's dynamic growth in electrical generating capacity requirements.

In starting our turbine enterprise, we have a seasoned, tested management team, the availability of cutting-edge design and manufacturing technology and a brand-new fabrication facility. With these assets, we believe we have assembled the pieces to create the predominant steam and water turbine manufacturer in China.

In July 2007, we entered into a contract with Jiangsu Huangli Paper Industry Co., Ltd. ("Jiangsu Huangli") to build a thermal electric power plant with four boiler furnaces and two turbine generator groups in Jiangyin, Jiangsu. We expect to receive approximately $26.37 million to construct this power plant, and this total amount will be paid to us in monthly payments over a period of one year. If Jiangsu Huangli fails to make timely payments to us, we are contractually bound to assume the cost to continue with the construction of the power plant. Although we do not currently anticipate this happening, if we were required to assume construction costs, the power plant project would become a joint venture between us and Jiangsu Huangli. We plan to complete the power plant around June 2009.

Our Market

The market for blowers, steam turbines and water turbines in China is directly driven by the growth in the country's overall demand for electricity and the now mandated requirement for electrical generating equipment that is both more fuel efficient and less polluting. According to the Energy Information Administration, China currently has the second greatest amount of installed electrical capacity of any nation, trailing only the United States. China Daily Online reports that China's total installed electricity generating capacity exceeded 713 gigawatts in 2007, up 14.6% from 2006. According to the People's Daily Online, the Chinese government made the increase in installed capacity a major part of the 10th (2005) and 11th (2010) Five Year Plans. According to RNCOS, an industry research firm, China will consume around 16% of the world's energy by 2020.

China's electrical capacity is installed not only in centralized major power production plants, but also often on the premises of major industrial facilities. The on-site production of power allows a company to avoid brownouts or complete loss of service. In this manner, many companies have insulated themselves from the short-fall in overall capacity.

Our Customers

In our blower manufacturing business, we currently have a base of over 300 customers. Our turbine manufacturing business has approximately 30 customers.

Raw Materials and Supplies

The principal raw materials used in the manufacture of our products are rolled steel and iron. We believe these materials are widely available from multiple sources, though we primarily obtain them from three suppliers: Wuhan Iron and Steel Group, Baoshan Iron & Steel Co. and Jinan Iron & Steel Co.

Research and Development

We believe that our research and development ("R&D") facilities are among the most advanced in the industry. Our R&D department operates out of a new facility at our Wuhan campus. Our relationships with the Science and Technology University of Central China, Jiaotong University and the Acoustic Institute of China Science Academy allow us to stay abreast of the latest developments in the fields of fluid dynamics, material sciences and acoustics. We have a sophisticated acoustics lab in our facility, which we share with our university partners and which the China Fan Performance Test Center uses for some of its work. During 2008, R&D expense was approximately 2% of sales and we expect R&D expense to be approximately 2% of 2009 sales. Generally, we are able to offset these costs through increases in the sales price of our products.

Our Competition

We believe that there are currently approximately 2,000 blower and fan manufactures in China, but that most of these are small and do not have the R&D and manufacturing resources that we do. We compete mainly with six large scale manufacturers. We believe that there are currently approximately 240 turbine manufactures in China, but that most of these are small and do not have the R&D and manufacturing resources that we do. We believe there are approximately five significant manufacturers of steam and water turbines with whom we compete. In both our blower and turbine businesses, we compete primarily on the basis of reputation, price, quality, engineering, timeliness and post-purchase services.

Regulation

We do not face any significant government regulation of our businesses or in connection with the production of our products. We do not require any special government permits to produce our products other than those permits that are required of all corporations in China.

Our Employees

As of March 30, 2009, we employed approximately 750 full-time employees.

Each of Wuhan Blower and Wuhan Generating has a trade union that protects employees' rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. This type of union is typical in the PRC and is not similar to American or European labor unions. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting employees for our operations.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in the PRC participate in a state pension scheme organized by Chinese municipal and provincial governments. In addition, as required by PRC law, we provide employees in the PRC with various types of social insurance, including medical insurance, unemployment insurance and occupational injury insurance.

Item 1A. Risk Factors.

An investment in our common stock or other securities involves a number of risks. You should carefully consider each of the risks described below before deciding to invest in our common stock. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock or other securities could decline and you may lose all or part of your investment.

The risk factors presented below are all of the ones that we currently consider material. However, they are not the only ones facing our Company. Additional risks not presently known to us, or which we currently consider immaterial, may also adversely affect us. There may be risks that a particular investor views differently from us, and our analysis might be wrong. If any of the risks that we face actually occur, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risk Factors Related to Our Business

Our steam and water turbine business is a critical component of our growth and overall business strategy, yet our turbine facility is not fully operational and we have limited experience manufacturing turbines.

In late 2005, Wuhan Blower reached an understanding with many of the former management members of Wuhan Turbine Works, a business owned by China Chang Jiang Energy Corporation, whereby it would establish a new business utilizing their management and technology to manufacture small to mid-size steam and water turbines. Since that time, we have begun production of turbines in our existing manufacturing facilities and in shared facilities. In March 2006, we broke ground on a new turbine manufacturing facility. The construction of the turbine manufacturing facility has been completed and approximately 75% of the equipment has been installed. As we receive additional turbine orders, we will purchase and install the remainder of the customized equipment in this new facility. We have already begun production of turbines from this facility and will expand production once the installation is complete. The manufacture of turbines has become a critical component of our business. However, we have only two years experience manufacturing turbines.

Because we have had a limited operating history in the turbine manufacturing business, it is difficult to forecast accurately our future revenues and expenses related to this business. Additionally, our turbine operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, developing our product and service offerings, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, complete the installation of the customized equipment, integrate the former managers of Wuhan Turbine Works and establish market recognition in this business. This will require us to expend significant resources, including capital and management time and there can be no assurance that this aspect of our business will be successful.

Wuhan Blower was privatized in 2004, so it has a limited history of operations as a non-state-owned enterprise. We may not realize the benefits of privatization as quickly as we anticipate or at the level that we expect.

Wuhan Blower was originally founded in 1958 as the Wuhan Blower Company. In 2004, Mr. Xu Jie purchased the company and implemented steps to transform it from a traditional Chinese state-owned enterprise into a modern, efficient company. Thus, we only have a limited history of operations as a non-state-owned enterprise. We cannot assure you that we will be successful in achieving the benefits we expect from our privatization, such as increased management flexibility in implementing measures to improve our cost structure, the efficient operation of our business and the expansion into new businesses in a timely manner or at all. Factors that may cause the actual benefits we may derive from privatization to deviate from our expectations include:

- inexperience of management in transforming and then operating a non-state-owned enterprise;

- unanticipated adverse developments in our attempt to achieve efficient management of our workforce and operation of our business;
- changes in regulations affecting us following our privatization; and
- the speed with which we are able to implement more efficient management systems, and the resulting levels of cost savings.

Wuhan Xingelin Equipment is not fully operational and we have little experience manufacturing and marketing parts for blowers and other industrial equipment.

We expect Wuhan Xingelin Equipment to produce industrial parts mainly for Wuhan Blower and Wuhan Generating. We also plan to market industrial parts and machinery equipment to third parties. Because we have no experience in the parts and machinery equipment manufacturing business, we may not be successful. In addition, it is difficult to forecast accurately our future revenues and expenses related to this business. We also have not completed construction of a workshop and other buildings to be used by Wuhan Xingelin Equipment.

Our operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, developing our product and service offerings, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, complete our remaining workshop, integrate our existing management and establish market recognition in this business. This will require us to expend significant resources, including capital and management time and there can be no assurance that this aspect of our business will be successful.

We have not paid the remaining balance in connection with the Shu Kong Acquisition and we may require additional financing to meet this obligation and to complete construction of various buildings for Wuhan Xingelin Equipment.

We owe a balance of approximately $6 million in connection with the Shu Kong Acquisition. In addition, we must pay an additional $1.78 million to complete construction on the acquired facilities. We may require financing to meet these obligations. There is no guarantee that we will obtain such financing, and, if we are not able to meet our financial commitment in a timely manner, Wuhan Xingelin Equipment may cease to be operational.

Our management has identified material weaknesses in our internal control over financial reporting and disclosure controls and procedures that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

In conjunction with the preparation of this Form 10-K, our management carried out an evaluation of the effectiveness of the design and operation of our internal control over financial reporting and disclosure controls and procedures as of December 31, 2008. Based upon this evaluation, our CEO and CFO concluded that our internal control over financial reporting and disclosure controls and procedures contained significant deficiencies and material weaknesses. For more detailed information regarding our internal control over financial reporting and our disclosure controls and procedures, see Part II, Item 9A Controls and Procedures.

If we are unable to improve our financial and management controls and hire additional accounting and finance staff experienced in addressing complex accounting matters applicable to public reporting companies, in each case in a timely and effective manner, our ability to comply with the accounting and financial reporting requirements and other rules that apply to public reporting companies would be impaired.

If the remedial policies and procedures we implement are insufficient to address the identified material weaknesses, or if additional significant deficiencies or material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure also could adversely affect the results of the periodic management evaluations regarding the effectiveness of our internal control over financial reporting.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy reporting requirements, which will increase our costs and require additional management resources.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. We also are required to comply with marketplace rules to maintain our NASDAQ listing. Compliance with the Sarbanes-Oxley Act and other SEC and NASDAQ requirements will increase our costs and require additional management resources. We recently began upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

Our substantial indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

We have incurred substantial debt to finance our growth. As of December 31, 2008, we had approximately $36.63 million of outstanding bank loans and notes. This indebtedness could have important consequences to us, such as:

- limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;
- limiting our operational flexibility due to the covenants contained in our debt agreements;
- limiting our ability to invest operating cash flow in our business due to debt service requirements;
- limiting our ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns; and
- increasing our vulnerability to fluctuations in market interest rates.

Our ability to meet our expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. If we do not have enough money to pay our debt service obligations, we may be required to raise additional equity capital, sell assets or borrow more money. We may not be able, at any given time, to raise additional equity capital, sell assets or borrow more money on terms acceptable to us or at all.

In addition, the majority of our debt matures in less than one year. In the past, we have refinanced our debt prior to maturity. However there can be no assurance that we will be able to refinance our debt on favorable terms.

Default in payment by one or more customers that have large account receivable balances could adversely impact our results of operations and financial condition.

A significant portion of our working capital consists of accounts receivable from customers. As of December 31, 2008, we had an aggregate amount of $41.49 million in accounts receivables. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable or unwilling to make timely payments, our business, results of operation, financial condition or liquidity could be adversely affected. A significant amount of customer defaults would be most likely to occur in an economic or industry downturn. Such an event could result in longer payment cycles, increased collection costs and defaults in excess of management's expectations.

We rely on third-party relationships to augment our research and development capabilities. If we fail to establish new, or maintain existing, collaborative arrangements, or if our partners do not perform, we may be unable to research and develop new products and make technological advancements.

Although we maintain our own research and development facilities, we also rely on collaborative arrangements with third-parties to research and develop new products and make technological advancements. For example, we have relationships with the Science and Technology University of Central China, Jiaotong University and the Acoustic Institute of the China Science Academy that allow us to stay abreast of the latest developments in the fields of fluid dynamics, material sciences and acoustics. We would be harmed by the loss of such relationships. In addition, we license technological information, and receive related technical assistance, from Mitsubishi Heavy Industries, Ltd. in connection with the majority of axial flow fans that we produce. If we fail to retain our rights under the license agreement, we would not be able to produce axial flow fans using the technical information provided by Mitsubishi. Additional collaborations may be necessary in the future. If we fail to enter into additional collaborative arrangements or fail to maintain our existing collaborative arrangements, we may not be able to compete successfully with other companies that achieve technological advancements.

Our dependence on collaborative arrangements with third-parties subjects us to a number of risks, including, among others:

- collaborative arrangements may not be on terms favorable to us;
- disagreements with partners may result in delays in research and development, termination of our collaboration agreements or time consuming and expensive legal action;
- we cannot control the amount and timing of resources that our partners devote to our research and development and our partners may not allocate sufficient funds or resources to our projects, or may not perform their obligations as expected;
- partners may choose to research and develop, independently or with other companies, alternative products or technological advancements, including products or advancements that would compete with ours;
- agreements with partners may expire or be terminated without renewal, or partners may breach collaboration agreements with us;
- business combinations or significant changes in a partner's business strategy might adversely affect that partner's willingness or ability to complete its obligations to us; and
- the terms and conditions of the relevant agreements may no longer be suitable.

The occurrence of any of these or similar events could adversely affect our research and development capabilities.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability insurance coverage for our operations. If we incur any losses, we will have to bear those losses without any assistance. As a result, we may not have sufficient capital to cover material damage to, or the loss of, our manufacturing facilities due to fire, severe weather, flood or other causes, and such damage or loss would have a material adverse effect on our financial condition, business and prospects.

Our results could be adversely impacted by product quality and performance.

We manufacture and install products based on specific requirements of each of our customers. We believe that future orders of our products or services will depend on our ability to maintain the performance, reliability and quality standards required by our customers. If our products or services have performance, reliability or quality problems, we may experience delays in the collection of accounts receivables, higher manufacturing or installation costs, additional warranty and service expense, and reduced, cancelled or discontinued orders.

Additionally, performance, reliability or quality claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages.

Price fluctuations and supply constraints in the steel and iron markets could reduce our profit margins or prevent us from meeting delivery schedules to our customers.

Our business is dependent on the prices and supply of steel and iron, which are the principal raw materials used in our products. The steel and iron industries are highly cyclical in nature, and steel and iron prices have been volatile in recent years and may remain volatile in the future. Steel and iron prices are influenced by numerous factors beyond our control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. In 2007 and early 2008, there were unusually rapid and significant increases in steel and iron prices and severe shortages in the steel and iron industries due in part to increased demand from China's expanding economy and high energy prices. These increases were followed in the second half of 2008 by significant decreases. We do not have any long-term contracts for the purchase of steel and iron and normally do not maintain inventories of steel and iron in excess of our current production requirements. We can give you no assurance that steel and iron will remain available to us at competitive prices or that prices will not continue to be volatile. If the available supply of steel and iron declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition.

Expansion of our business may strain our management and operational infrastructure and impede our ability to meet any increased demand for our products. In addition, we may need additional funding to support our growth, and this funding may not be available to us.

Our business plan is to grow significantly our operations by meeting the anticipated growth in demand for existing products, and by introducing new products. Our planned growth includes the continued development of our turbine manufacturing business. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. Our business growth also presents numerous risks and challenges, including:

- our ability successfully and rapidly to expand sales to potential customers in response to potentially increasing demand;
- the costs associated with such growth, which are difficult to quantify, but could be significant; and
- rapid technological change.

To accommodate this growth and compete effectively, we may need to obtain additional funding to improve and expand our manufacturing facilities, information systems, procedures and controls and to expand, train, motivate and manage existing and additional employees. Funding may not be available in a sufficient amount or on favorable terms, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including in particular Xu Jie, our President, Chief Executive Officer and Chairman of the Board. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

We are a holding company and rely on the receipt of dividends from our operating subsidiaries. We may encounter limitations on the ability of our subsidiaries to pay dividends to us.

As a holding company, we have no direct business operations other than the ownership of our operating subsidiaries. Our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions relating to doing business in China as discussed below. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to their corporate structure.

All of our operations are conducted in China and substantially all of our revenues are generated in China. Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or U.S. GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future. The limitations on distributions of the profits of our Chinese operating subsidiaries could negatively affect our financial condition and assets, even if our U.S. GAAP financial statements indicate that our operations have been profitable.

Currently, our subsidiaries in China are the only significant sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations, we will be unable to pay any dividends.

We enjoy certain preferential tax concessions, and the loss of these preferential tax concessions would cause our tax liabilities to increase and our profitability to decline.

On March 16, 2007, the National People's Congress promulgated the Law of the People's Republic of China on Enterprise Income Tax, or the new EIT Law, which became effective on January 1, 2008. In accordance with the new EIT Law, the corporate income tax rate was set at 25% for all enterprises. However, certain industries and projects, such as enterprises with foreign investors, may enjoy favorable tax treatment pursuant to the new EIT Law and its implementing rules. We expect that our operating subsidiaries will be subject to a 15% income tax in the PRC for 2009.

There can be no assurance that we will continue to qualify for this preferential tax treatment or that Chinese tax regulations will remain the same. If we do not continue to receive our reduced income tax rate, our tax liabilities will increase and our net income will decrease accordingly.

Under the new EIT Law, we may be classified as a "resident enterprise" for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

Under the new EIT Law, an enterprise established outside of China whose "de facto management bodies" are located in China is considered a "resident enterprise" and is subject to the 25% enterprise income tax rate on its worldwide income. The new EIT Law and its implementing rules are relatively new, and currently, no official interpretation or application of this new "resident enterprise" classification is available. Therefore, it is unclear how tax authorities will determine the tax residency of enterprises established outside of China.

All of our management is currently based in China. If the PRC tax authorities determine that our U.S. holding company is a "resident enterprise" for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The "resident enterprise" classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the new "resident enterprise" classification, the new EIT Law may change in the future, possibly with retroactive effect. If we are classified as a "resident enterprise" and we incur these tax liabilities, our net income will decrease accordingly.

Our quarterly and annual revenues and operating results are volatile and difficult to predict.

Our quarterly and annual revenues and operating results may vary depending on a number of factors, including, but not limited to: fluctuating customer demand, delay or timing of shipments, construction delays, changes in product mix or market acceptance of new products; manufacturing or operational difficulties that may arise due to quality control, capacity utilization of our production equipment or staffing requirements; and competition, including the introduction of new products by competitors, adoption of competitive technologies by our customers and competitive pressures on prices of our products and services. Our failure to meet quarterly or annual revenue and operating result expectations would likely adversely affect the market price of our common stock.

Risks Related to the Market for Our Stock and Our Capital Structure

Shares eligible for future sale may adversely affect the market price of our common stock.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of restricted common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 or a resale prospectus. Any substantial sale of our common stock may have a material adverse effect on the market price of our common stock.

The issuance of shares of common stock upon the exercise or conversion of outstanding securities may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

As of December 31, 2008, there were 25,168,818 shares of our common stock issuable upon conversion of outstanding Series A Preferred Stock and Series B Preferred Stock and exercise of outstanding warrants and options. The issuance of our shares upon the exercise or conversion of these securities will increase the number of shares of our common stock outstanding, which could depress the market price of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

In the event that we issue common stock or securities convertible into common stock in the future for consideration that is less than the conversion price of our outstanding Series A Preferred Stock or the exercise prices of our outstanding warrants, the number of shares that we would be required to issue upon conversion of the Series A Preferred Stock would be increased and the exercise prices of the warrants would be decreased.

The terms of our outstanding convertible Series A Preferred Stock and warrants provide for a downward adjustment in the conversion price of our Series A Preferred Stock and exercise prices of the warrants in the event that we subsequently issue shares of our common stock, or securities convertible into or exercisable for our common stock, for consideration that is less than the conversion or exercise prices of these previously issued securities. Any reduction of the conversion price of our Series A Preferred Stock as a result of these adjustment provisions would require that we issue a greater number of shares upon conversion of Series A Preferred Stock than we would have issued in the absence of these provisions. Any additional shares that we issue as a result of these adjustment provisions would cause further dilution to our existing stockholders. In addition, any reduction of the exercise price of the warrants as a result of these adjustment provisions would reduce the amount of cash that we receive in connection with an exercise of such warrants.

We may not be able to achieve the benefits we expect to result from the share exchange.

We may not realize the benefits that we hoped to derive as a result of the February 2007 share exchange, which include:

- access to the capital markets of the United States;
- the increased market liquidity expected to result from exchanging stock in a private company for securities of a public company that are publicly traded;
- the ability to use securities to make acquisition of assets or businesses;
- increased visibility in the financial community;
- enhanced access to the capital markets;
- improved transparency of operations; and
- perceived credibility and enhanced corporate image of being a publicly traded company.

In addition, the attention and effort devoted to achieving the benefits of the share exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management's attention from operational issues, which could materially and adversely affect our operating results or stock price in the future.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management team.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team, which has limited experience operating a U.S. public company, will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act are relatively new for our Company, and if we fail to comply in a timely manner, investor confidence could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act require an annual assessment of a public company's internal control over financial reporting by management and an audit of the public company's internal control over financial reporting by such company's independent registered public accountants. We completed annual assessments of our internal controls in connection with the preparation of our Form 10-KSB for the fiscal year ended December 31, 2007 and this Form 10-K for the fiscal year ended December 31, 2008. These assessments identified material weaknesses in our internal control over financial reporting. The auditor's attestation requirement will first apply to our Form 10-K for the fiscal year ended December 31, 2009. Since the auditor attestation process will be new for our company, we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation by our independent registered public accountants. Since we previously have not been able to assess our internal control over financial reporting as effective, our independent registered public accountants may not be able to provide an unqualified attestation for the fiscal year ended December 31, 2009. This may negatively impact investor confidence and our share price.

Our principal stockholder has the ability to control our operations, including the election of our directors.

Fame Good International Limited, a holding company controlled by our President and Chief Executive Officer, Xu Jie, is the owner of approximately 74.3% of our outstanding voting securities (excluding shares of our Series A and Series B Preferred Stock which, until converted into common stock, only vote as a class on certain matters affecting such preferred stock). As a result, Mr. Xu possesses significant influence, giving him the ability, among other things, to elect each member of our Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control also may have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer. Additionally, Mr. Xu's interests may differ from the interests of our other stockholders.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change in control.

Our Articles of Incorporation authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Risks Related to Doing Business in China

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Changes or events that could possibly occur, among others, include:

- level of government involvement in the economy;
- control of foreign exchange;
- methods of allocating resources;
- balance of payments position;
- international trade restrictions;
- international conflict; and
- devaluation of the Renminbi, which is the Chinese currency.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is subject to the uncertain legal environment in China.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally followed. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign investment enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign investment enterprises to hold licenses and permits such as requisite business licenses.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

In the last 20 years, despite a process of devolution of regulatory control to provincial and local levels and resulting economic autonomy and private economic activities, the Chinese central government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision to adjust economic policies or even to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could harm our operations.

A renewed outbreak of SARS or another widespread public health problem such as new strains of avian influenza in China could have a negative effect on our operations.

Our operations may be impacted by a number of health-related factors, including the following:

- quarantines or closures of some of our manufacturing facilities or offices which would severely disrupt our operations,
- the sickness or death of our key officers and employees, and
- a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could damage our operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues are settled in Renminbi, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign investment enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition and the value of our shares.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the Company and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our capital stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including the U.S. dollar, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. dollar has remained stable and has appreciated against the U.S. dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China's current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. Since then, the Renminbi has appreciated by more than 20% against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. During the past 15 years, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation as low as approximately minus 2%. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability.

PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies.

In accordance with the notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the notice, the PRC residents must each submit a registration form to the local provincial SAFE branch with respect to their establishment of an offshore company and also must file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The notice also provides that failure to comply with the registration procedures set forth therein may result in restrictions on our PRC resident stockholders and subsidiaries. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices.

In addition, on August 8, 2006, the Ministry of Commerce ("MOFCOM"), joined by the State-Owned Assets Supervision and Administration Commission of the State Council, State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission and SAFE, amended and released the Provisions for Foreign Investors to Merge and Acquire Domestic Enterprises, new foreign-investment rules which took effect September 8, 2006, superseding much, but not all, of the guidance in the prior SAFE circulars. These new rules significantly revised China's regulatory framework governing onshore-offshore restructurings and how foreign investors can acquire domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

These new rules may significantly affect the means by which onshore-offshore restructurings are undertaken in China in connection with offshore private equity and venture capital financings, mergers and acquisitions. It is expected that such transactional activity in China in the near future will require significant case-by-case guidance from MOFCOM and other government authorities as appropriate. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure that our PRC and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of the SAFE notices and new rules.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Chinese companies and some other foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC, and our executive officers and employees have not been subject to the United States Foreign Corrupt Practices Act prior to the completion of the share exchange in February 2007. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

PRC companies historically have not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and computer, financial and other control systems. As a result, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet standards required of U.S. public companies. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act. Any such deficiencies, weaknesses or lack of compliance could have a material adverse effect on our business.

Our business may be adversely affected as a result of China's entry into the World Trade Organization ("WTO") because the preferential tax treatments available to us may be discontinued and foreign manufacturers may compete with us in the PRC.

The PRC became a member of the WTO on December 11, 2001. The current tax benefits that we enjoy may be discontinued as a result of the PRC's membership in the WTO. If this happened, our profitability would be adversely affected. In addition, we may face additional competition from foreign manufacturers if they set up their production facilities in the PRC or form Sino-foreign joint ventures with our competitors in the PRC. In the event that we fail to maintain our competitiveness against these competitors, our profitability may be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original legal actions in China based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our management.

Almost all of our current operations are conducted in China. Moreover, the majority of our officers and directors are currently nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process upon these persons within the United States or elsewhere outside China. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or our officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original legal actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Item 1B. Unresolved Staff Comments.

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 2. Properties.

Wuhan Blower is located in the Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone in the southernmost part of Wuhan, Hubei Province, People's Republic of China, where we have easy access to the railroads, waterways and roads necessary for the transportation of our products and where we operate in a new facility in a campus-like setting. We hold a long term lease on a property with a land area of approximately 1,400,000 square feet with 645,000 square feet of administration and factory space, which is used to produce blowers and turbines. We recently constructed a new turbine manufacturing facility, which occupies an additional 247,500 square feet, and an administrative building to facilitate the orders and sales of turbines. We also hold a long term lease on a property with a land area of approximately 792,547 square feet used by Wuhan Xingelin Equipment. Wuhan Xingelin Equipment has already completed the construction of two of its workshops, and once it receives local government approval to complete its architectural plans and the Company pays the remaining consideration for the Shu Kong Acquisition, Wuhan Xingelin Equipment will have approximately 650,367 square feet of workshops, warehouse, retail, office and dormitory buildings.

We have sales offices in the following cities:

- Xi'an;
- Guangzhou;
- Shanghai;
- Beijing;
- Chongqing; and
- Nanjing.

Item 3. Legal Proceedings.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

On July 18, 2008, our common stock commenced trading on the NASDAQ Capital Market under the symbol "WUHN". Prior to that time, our common stock was quoted on the OTC Bulletin Board. The following table sets forth the high and low sale prices for our common stock for each full quarterly period for the last two completed fiscal years.

	Low	High
First Quarter 2007(1)	$2.02	$ 5.90
Second Quarter 2007	$2.50	$ 5.00
Third Quarter 2007	$4.00	$14.00
Fourth Quarter 2007	$6.90	$16.50
First Quarter 2008	$7.01	$17.50
Second Quarter 2008	$4.00	$10.90
Third Quarter 2008	$3.00	$ 8.00
Fourth Quarter 2008	$2.32	$ 6.38

(1) Since the Company was a publicly traded shell company prior to February 7, 2007, we do not include information from January 1, 2007 through February 6, 2007 because we believe that it is irrelevant.

Holders

As of March 30, 2009, there were approximately 83 holders of record of our common stock.

Dividends

We have not declared or paid any cash dividends on our common stock during the last two fiscal years. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.

The holders of our Series A Preferred Stock are entitled to receive, out of legally available assets, dividends at the rate of 5% per annum, which accrue quarterly. Dividends on the Series A Preferred Stock, which are payable in cash or registered shares of common stock, are cumulative and are prior and in preference to payment of any dividend or distribution on any junior stock, including our Series B Preferred Stock and common stock. So long as any shares of our Series A Preferred Stock are outstanding, we will not declare, pay or set apart for payment any dividend or make any distribution on any junior stock (other than dividends or distributions payable in additional shares of junior stock), unless at the time of such dividend or distribution we shall have paid all accrued and unpaid dividends on our Series A Preferred Stock.

Equity Compensation Plan Information

We maintain the 2007 Stock Option Plan (the "Plan") pursuant to which we may grant options to purchase shares of common stock to eligible persons. The following table sets forth summary information regarding options granted and outstanding under equity compensation plans approved and not approved by the Company's stockholders. The following table provides information about option awards under the Plan as of December 31, 2008.

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Plan (Excluding Securities Reflected in First Column)
Equity compensation plans previously approved by security holders	120,000	$7.08	2,880,000
Equity compensation plans not approved by security holders	—	—	—
Total	120,000	$7.08	2,880,000

Item 6. Selected Financial Data.

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

As a result of the share exchange or "reverse acquisition" transaction consummated on February 7, 2007, the Company became a holding company conducting operations through three indirect operating subsidiaries: Wuhan Blower Wuhan Generating and Wuhan Xingelin Equipment, each a company operating in China. A wholly owned subsidiary of the Company, UFG, owns 100% of the capital stock of Wuhan Blower, which in turn owns 100% of the capital stock of Wuhan Generating. Wuhan Blower owns over 99% of the capital stock of Wuhan Xingelin Equipment.

For accounting purposes, the share exchange transaction is treated as a reverse acquisition with UFG as the acquirer and the Company as the acquired party. As a result, the Company is deemed to be a continuation of the business of UFG. Accordingly, the accompanying consolidated financial statements are those of the accounting acquirer (UFG). The historical stockholders' equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented.

The information and data contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations reflect the operating results and financial condition for the years ended December 31, 2008 and 2007.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales. Sales increased $36.13 million, or 43.79%, to $118.63 million in 2008 from $82.50 million in 2007. This increase was mainly attributable to the increased demand for anti-pollution equipment in China and revenue from the construction of a thermal electric power plant in Jiangyin, Jiangsu.

Cost of Sales. Our cost of sales increased $27.01 million, or 47.04%, to $84.44 million in 2008 from $57.43 million in 2007. This increase was due to the significant increase in sales and higher cost of materials. As a percentage of sales, the cost of sales was 71.18% in 2008 compared to 69.61% in 2007. This increase was primarily attributable to the increase in the cost of materials.

Gross Profit. Our gross profit increased $9.12 million to $34.19 million in 2008 from $25.07 million in 2007. Gross profit as a percentage of sales was 28.82% in 2008 compared to 30.39% in 2007.

Selling Expenses. Our selling expenses increased $1.61 million, or 92.16%, to $3.35 million in 2008 compared to $1.74 million in 2007. As a percentage of sales, selling expenses were 2.82% in 2008 compared to 2.11% in 2007. This increase as a percentage of sales was primarily attributable to increased marketing efforts.

General and Administrative Expenses. Our general and administrative expenses increased $2.14 million, or 38.07%, to $7.75 million in 2008 from $5.62 million in 2007. As a percentage of sales, general and administrative expenses were 6.54% in 2008 compared to 6.81% in 2007. This decrease as a percentage of sales was primarily attributable to increased cost control efforts.

Operating Income. Our operating income increased $6.22 million, or 37.94%, to $22.62 million in 2008 from $16.40 million in 2007. As a percentage of sales, operating income was 19.07% in 2008 compared to 19.88% in 2007. This decrease was primarily attributable to increased cost of materials and increased marketing efforts.

Other Income. Our other income increased $944,581 to $986,678 in 2008 from $42,097 in 2007. As a percentage of sales, other income was 0.83% in 2008 compared to 0.05% in 2007.

Interest Expense. Our interest expense increased $0.67 million, or 50.63%, to $1.99 million in 2008 from $1.32 million in 2007. This increase was attributable to an increase in bank loans and bank notes to fund our significant growth. In addition, the average bank loan interest rate was higher in 2008 than in 2007.

Income Taxes. Due to a tax exemption, Wuhan Blower and Wuhan Generating were exempt from Chinese tax liability in 2008 and 2007. Wuhan Xingelin Equipment was in a loss position and consequently did not incur any tax liability.

Net Income. Net income increased $1.28 million, or 8.60%, to $16.15 million in 2008 from $14.87 million in 2007, as a result of the factors described above and a non-cash charge of $5.36 million.

Liquidity and Capital Resources

As of December 31, 2008, we had cash and cash equivalents (including restricted cash) of $16.00 million.

As of December 31, 2008, we had banking facilities in the form of bank loans and loan facilities from other non-bank entities totaling approximately $36.63 million. Information regarding these loans is set forth below in U.S. dollars.

Subsidiary	Type	Name of Creditor	Due Date	Interest Rate Per Annum	At December 31, 2008	At December 31, 2007
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/20/2009	8.96%	$ 729,480	$ —
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/22/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/25/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/27/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/29/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/4/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/23/2009	8.96%	583,584	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/26/2009	8.96%	1,167,168	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/24/2009	8.96%	1,167,168	—
subtotal					**7,294,797**	—
Wuhan Blower	Notes Payable	China Minsheng Banking Corp., Ltd.	1/22/2009		1,458,959	—
Wuhan Blower	Notes Payable	Citic Industrial Bank	3/27/2009		3,647,399	—
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		1,313,064	—
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	3/2/2009		1,750,751	—
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		1,313,064	—
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/10/2009		579,760	—
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/18/2009		744,069	—
subtotal					**10,807,067**	—
Wuhan Generating	Bank Loans	Citic Industrial Bank	3/2/2009	8.22%	2,917,919	—
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	1/7/2009	7.47%	1,458,959	—
subtotal					**4,376,878**	—
Wuhan Generating	Long Term Loan	Bank of Communications	12/23/2010	5.67%	1,458,959	—
Wuhan Generating	Notes Payable	Bank of Communications	6/26/2009		2,480,231	—
Wuhan Generating	Notes Payable	Bank of Communications	1/15/2009		1,458,959	—
Wuhan Generating	Notes Payable	Bank of Communications	1/16/2009		4,376,878	—
Wuhan Generating	Notes Payable	Bank of Communications	6/24/2009		4,376,878	—
subtotal					**12,692,947**	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	10/23/2008	7.29%	—	2,734,444
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	12/9/2008	7.29%	—	1,367,222
Wuhan Blower	Bank Loans	Citic Industrial Bank	9/19/2008	7.29%	—	3,418,056
Wuhan Blower	Bank Loans	Citic Industrial Bank	3/28/2008	4.80%	—	6,143
Wuhan Blower	Bank Loans	Citic Industrial Bank – Auto Loan	3/10/2008	5.76%	—	2,428
Wuhan Blower	Bank Loans	Citic Industrial Bank	2/17/2008	6.73%	—	2,734,444
Wuhan Blower	Bank Loans	Jiang Xia	On Demand	6.00%	—	410,167
Wuhan Blower	Bank Loans	Bank of China	3/14/2008	6.83%	—	717,792
subtotal					—	**11,390,696**
Wuhan Blower	Notes Payable	Hubei Gong Chuang	4/30/2008	—	—	5,143,490
Wuhan Blower	Notes Payable	98 Various Other Notes			—	3,395,145
subtotal					—	**8,538,635**
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	8/27/2008	7.02%	—	1,093,778
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	8/22/2008	7.02%	—	1,093,778
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	6/3/2008	6.57%	—	2,734,444
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	6/24/2008	6.57%	—	546,889
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	5/21/2008	6.57%	—	1,367,222
subtotal					—	**6,836,111**
Wuhan Generating	Notes Payable	Shanghai Pudong Development Bank	1/7/2008	—	—	1,367,222
total					**$36,630,649**	**$28,132,664**

We plan to either repay this debt as it matures or refinance this debt with other debt. For the year ended December 31, 2008, the amount of our outstanding debt from bank loans and notes has increased $8.50 million. This significant increase in debt was necessary to fund the cost of our rapid growth.

On February 7, 2007, immediately following the consummation of the share exchange, we completed a private placement of Series A Preferred Stock and warrants to accredited investors. As a result of this private placement, we received approximately $24.0 million in gross proceeds. After the deduction of sales commissions and offering expenses, we received approximately $20.0 million in net proceeds.

On September 29, 2008, the Company raised approximately $11.8 million in gross proceeds from the exercise of a portion of the Company's Series J warrants. These warrant holders exercised the Series J warrants for 5,006,524 shares of the Company's Series B Preferred Stock, which is convertible on a one-to-one basis for the Company's common stock. The Company paid approximately $1.18 million in commissions in connection with these warrant exercises.

In October and November 2008, the Company raised approximately $3.03 million in gross proceeds from additional exercises of Series J warrants. These warrants were exercised for 1,302,554 shares of the Company's Series B Preferred Stock and the Company paid approximately $303,500 in commissions in connection with these warrant exercises.

The Company believes that its currently available working capital, combined with cash from operations, should be adequate to sustain operations at current levels through at least the next 12 months. In order to continue the pace of the Company's recent growth, the Company may need additional capital.

At December 31, 2008, we had $41.49 million in accounts receivable. The majority of our customers pay us in installments at various stages of project completion. The percentage of the purchase price due at the various stages varies somewhat between contracts. In our standard sales contract, we receive 60% of the purchase price of a piece of equipment at the time of delivery. Alternatively, some sales contracts provide for 30% due upon signing and 30% due upon delivery. We generally receive an additional 30% of the purchase price when the equipment is installed and runs without problem for 72 hours. However, since our equipment is generally a component of a larger project, there are times that customers do not allow us to install the equipment immediately upon delivery. We generally receive the final 10% at 18 months following the installation. Although the payment terms in our standard sales contract result in a long payment cycle, we believe our payment terms are typical in our industry in China. Nonetheless, we are seeking more aggressive payment schedules on new sales contracts in order to improve our liquidity position.

In 2008, we employed additional resources in collecting on outstanding accounts receivable. In 2008, our accounts receivable grew $9.61 million. During 2008, our sales grew $36.13 million. We believe that this demonstrates the benefits of more aggressive management of our accounts receivable.

For the year ended December 31, 2008, our accounts receivable increased $9.61 million, or 30.15%. Since our sales increased 43.79% for the year ended December 31, 2008 compared to the prior fiscal year, we believe the significant growth in accounts receivable during this period was primarily the result of our rapid sales growth. We further believe that a comparison of accounts receivable growth to sales growth for this period demonstrates our more aggressive management of accounts receivable during this period.

At December 31, 2008, we had $1.72 million in other receivables, compared to $1.98 million at December 31, 2007.

We also had advances to suppliers of $20.27 million at December 31, 2008, which increased by $7.53 million compared to the balance as of December 31, 2007. The increase was mainly due to some large payments made at the end of 2008 to some suppliers for electrical power generators and raw materials.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Method of Accounting: We maintain our general ledger and journals with the accrual method of accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies that we have adopted conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, UFG, Wuhan Blower, Wuhan Generating and Wuhan Xingelin Equipment. Inter-company transactions, such as sales, cost of sales, due to/due from balances, investment in subsidiaries, and subsidiaries' capitalization have been eliminated.

Economic and Political Risks: Our operations are conducted in the PRC. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC and by the general state of the PRC economy.

Use of Estimates: In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. These estimates and assumptions include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation of useful lives of property, plant and equipment. Actual results could differ from these estimates.

Cash and Cash Equivalents: We consider all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents. We maintain bank accounts in the PRC.

Accounts Receivable-Trade: Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. Pursuant to the Company's accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding trade receivables. In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required. Bad debts are charged against the allowance when outstanding trade receivables have been determined to be uncollectible.

Inventory: Inventory, consisting of raw materials, work in progress, and finished products, is stated at the lower of cost or market value. Finished products are comprised of direct materials, direct labor and an appropriate proportion of overhead.

Property, Plant, and Equipment: Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method with 5% salvage value. Estimated useful lives of the property, plant and equipment are as follows:

Buildings	30 years
Machinery and Equipment	10 years
Furniture and Fixtures	5 years
Motor Vehicles	5 years

Intangible Assets: Intangible assets are stated at cost less accumulated amortization. Amortization is provided over the respective useful lives, using the straight-line method. Estimated useful lives of intangibles are as follows:

Technical Licenses	10 years
Trademark	20 years

Land Use Rights: We carry land use rights at cost less accumulated amortization. Land use rights are amortized straight-line over the useful life of 50 years for the Wuhan Blower and Wuhan Generating campus and of 30 years for Wuhan Xingelin Equipment campus.

Accounting for Impairment of Long-Lived Assets: We adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We periodically evaluate the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, we believe that, as of December 31, 2008 and 2007, there were no significant impairments of long-lived assets.

Revenue Recognition: Revenue from the sale of blower products and generating equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. There are no customer acceptance clauses in the Company's standard sales contracts. Typically, installation begins between one to two weeks following delivery of the product. The installation process typically takes four to eight weeks.

Cost of Sales: Our cost of sales is comprised of raw materials, factory worker salaries and related benefits, machinery supplies, maintenance supplies, depreciation, utilities, inbound freight, purchasing and receiving costs, inspection and warehousing costs.

Selling Expenses: Selling expenses are comprised of outbound freight, salary for the sales force, client entertainment, commissions, depreciation, advertising, and travel and lodging expenses.

General & Administrative Expenses: General and administrative expenses include outside consulting services, research & development, executive compensation, quality control, and general overhead such as the finance department, administrative staff, and depreciation and amortization expense.

Advertising: We expense all advertising costs as incurred.

Research and Development: We expense all research and development costs as incurred.

Foreign Currency Translation: We maintain our financial statements in the functional currency, which is the Renminbi (RMB). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements, which are prepared using the functional currency, have been translated into U.S. dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity.

Exchange Rates	**December 31, 2008**	**December 31, 2007**
Year-end RMB: US$ exchange rate	6.85420	7.3141
Average 12 month RMB: US$ exchange rate	6.96225	7.6172

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Income Taxes: We use the accrual method of accounting to determine and report its taxable reduction of income taxes for the year in which they are available. We have implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Income tax liabilities computed according to the U.S. and PRC tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

Effective January 1, 2008, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

We are subject to U.S. income tax according to Internal Revenue Code Sections 951 and 957. Corporate income tax is imposed on progressive rates in the range of:

Taxable Income

Rate	*Over*	*But Not Over*	*Of Amount Over*
15%	0	50,000	0
25%	50,000	75,000	50,000
34%	75,000	100,000	75,000
39%	100,000	335,000	100,000
34%	335,000	10,000,000	335,000
35%	10,000,000	15,000,000	10,000,000
38%	15,000,000	18,333,333	15,000,000
35%	18,333,333	—	—

Based on the consolidated net income for the year ended December 31, 2008, we were not subject to U.S. income tax.

Statutory Reserve: In accordance with PRC laws, statutory reserve refers to the appropriation from net income, to the account "statutory reserve" to be used for future company development, recovery of losses, and increase of capital, as approved, to expand production or operations. PRC laws prescribe that an enterprise operating at a profit, must appropriate, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise's PRC registered capital.

Other Comprehensive Income: Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Our current component of other comprehensive income is the foreign currency translation adjustment.

Warranty Policy: The estimation of warranty obligations is determined in the same period that revenue from the sale of the related products is recognized. The warranty obligation is based on historical experience and reflects management's best estimate of expected costs at the time products are sold. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available. Future events and circumstances could materially change our estimates and require adjustments to the warranty obligation. New product launches require a greater use of judgment in developing estimates until historical experience becomes available.

Earnings Per Share: Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method for warrants and the as-if method for convertible securities. Dilutive potential common shares include outstanding warrants and convertible preferred stock.

Recent Accounting Pronouncements:

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). Statement 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis.

In September 2008, FASB issued FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees", an amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008.

We are currently evaluating the potential impact, if any, of the adoption of the above recent accounting pronouncements on our consolidated results of operations and financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by Item 8 are included on pages F-1 to F-28 immediately following the signature page. As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide supplementary financial data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures contained significant deficiencies and material weaknesses. We believe that the deficiencies and weaknesses in our disclosure controls and procedures result from weaknesses in our internal control over financial reporting, which is described below.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of preventing and detecting misstatements on a timely basis. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.

Management of the Company, including the Company's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, we concluded that we had material weaknesses in our internal control over financial reporting as of December 31, 2008. The following is a description of each deficiency or weakness with respect to our internal control over financial reporting identified in connection with the management evaluation and the remediation initiatives that we have implemented or intend to implement in the near future.

1) The Company must provide regular training to its employees regarding the Company's Code of Business Conduct and Ethics and other relevant policies.

Remediation Initiative

The Company has an established Code of Business Conduct and Ethics and it will implement regular training sessions with its staff to explain the Company's policies. Further, the Company will require all employees to sign a confirmation to acknowledge their understanding of the Company's policies.

2) The current accounting staff lacks sufficient depth, skill and experience with U.S. GAAP reporting. Further, the Company must establish an internal audit department that reports to the Audit Committee.

Remediation Initiative

We are seeking additional accountants experienced in several key areas of accounting, including persons with experience in U.S. GAAP and SEC financial reporting requirements. We also plan to provide regular training to our accounting staff regarding U.S. GAAP reconciliation and disclosures in financial reports. We also are in the process of establishing an internal audit department for the Company.

3) The Company lacks a formal information technology department to manage the Company's information technology operations and risk assessment framework.

Remediation Initiative

We plan to establish a formal information technology department with clearly defined functions. We also plan to establish an appropriate risk assessment standard with assistance from outside consultants.

Because material weaknesses exist, management concluded that the Company's internal control over financial reporting as of December 31, 2008 was not effective. In order to resolve these weaknesses, we have engaged a consultant to provide us guidance on the improvement of our internal control over financial reporting.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

Other than the remediation measures described above, during the year ended December 31, 2008, there was no change in our internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be set forth in our Proxy Statement for the 2009 Annual Meeting of Stockholders in the sections entitled "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" and is incorporated by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in our Proxy Statement for the 2009 Annual Meeting of Stockholders in the section entitled "Executive and Director Compensation" and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth in our Proxy Statement for the 2009 Annual Meeting of Stockholders in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in our Proxy Statement for the 2009 Annual Meeting of Stockholders in the sections entitled "Related Party Transactions" and "Corporate Governance" and is incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth in our Proxy Statement for the 2009 Annual Meeting of Stockholders in the section entitled "Auditor Fees" and is incorporated by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. Financial Statements

INDEX TO FINANCIAL STATEMENTS

2. Financial Statement Schedules

None.

3. Exhibits

Exhibit No.	Description
2.1	Share Exchange Agreement, dated February 7, 2007, among the Company, Universe Faith Group Limited and Fame Good International Limited (incorporated herein by reference to Exhibit 2.1 to our Form 8-K filed on February 13, 2007)
2.2	Asset Purchase Agreement, dated December 25, 2008 (incorporated herein by reference to Exhibit 2.1 to our Form 8-K filed on February 5, 2009)
3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3i.1 to our Form 8-K filed on November 1, 2006)
3.2	Amendment to Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form 8-K filed on March 9, 2007)
3.3	Amendment to Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form 8-K filed on September 11, 2008)
3.4	Amended and Restated Bylaws (as amended through March 8, 2007) (incorporated herein by reference to Exhibit 3.2 to our Form 8-K filed on March 9, 2007)
4.1	Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Company, dated February 7, 2007, including the Certificate of Correction filed on February 12, 2007 (incorporated herein by reference to Exhibit 4.1 to our Form 8-K filed on February 13, 2007)
4.2	Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of the Company, dated September 4, 2008 (incorporated herein by reference to Exhibit 4.1 to our Form 8-K filed on September 11, 2008)
4.3	Form of Series A Warrant (incorporated herein by reference to Exhibit 4.2 to our Form 8-K filed on February 13, 2007)
4.4	Form of Series B Warrant (incorporated herein by reference to Exhibit 4.3 to our Form 8-K filed on February 13, 2007)
4.5	Series C Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.5 to our Form 8-K filed on February 13, 2007)

Exhibit No.	Description
4.6	Series AA Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.6 to our Form 8-K filed on February 13, 2007)
4.7	Series BB Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.7 to our Form 8-K filed on February 13, 2007)
4.8	Series JJ Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.8 to our Form 8-K filed on February 13, 2007)
10.1	Series A Convertible Preferred Stock Purchase Agreement, dated February 7, 2007, among the Company and the purchasers listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on February 13, 2007)
10.2	First Amendment to Series A Convertible Preferred Stock Purchase Agreement, dated May 19, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on June 4, 2008)
10.3	Registration Rights Agreement, dated February 7, 2007, among the Company and the purchasers listed on Schedule I thereto (incorporated herein by reference to Exhibit 10.2 to our Form 8-K filed on February 13, 2007)
10.4	Securities Escrow Agreement dated February 7, 2007 among the Company, Vision Opportunity Master Fund, Ltd., Fame Good International Limited and Kramer Levin Naftalis & Frankel LLP (incorporated herein by reference to Exhibit 10.4 to our Form 8-K filed on February 13, 2007)
10.5	Lock-Up Agreement dated February 7, 2007 between the Company and Fame Good International Limited (incorporated herein by reference to Exhibit 10.6 to our Form 8-K filed on February 13, 2007)
10.6	License and Technical Assistance Agreement, dated July 5, 2005, between Wuhan Blower Co., Ltd. and Mitsubishi Heavy Industries, Ltd. (incorporated herein by reference to Exhibit 10.7 to our Form 8-K filed on February 13, 2007)
10.7	Technology Development Agreement, dated August 1, 2006, between Wuhan Blower Co., Ltd. and Huazhong University of Science and Technology (incorporated herein by reference to Exhibit 10.20 to our Form 8-K filed on February 13, 2007)
10.8†	Employment Agreement, dated October 8, 2006, between Wuhan Blower Co., Ltd. and Jin Qihai (incorporated herein by reference to Exhibit 10.21 to our Form 8-K filed on February 13, 2007)
10.9†	Employment Agreement, dated July 1, 2004, between Wuhan Blower Co., Ltd. and Liu Shupeng (incorporated herein by reference to Exhibit 10.22 to our Form 8-K filed on February 13, 2007)
10.10†	Employment Agreement, dated February 15, 2006, between Wuhan Blower Co., Ltd. and Ge Zengke (incorporated herein by reference to Exhibit 10.23 to our Form 8-K filed on February 13, 2007)
10.11†*	Employment Agreement, dated May 1, 2008, between the Company and Haiming Liu
10.12	Construction Agreement, dated March 28, 2006, between Hubei Gongchuang Real Estate Co., Ltd. and Hubei Huadu Construction Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to our Form 8-K filed on February 13, 2007)
10.13	Construction Contract (Turbine Manufacturing Facilities) between Wuhan Generating Equipment Co., Ltd. and Hubei Gongchuang Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Form 10-QSB filed on November 14, 2007)
10.14	Supplementary Agreement to Construction Contract (Turbine Manufacturing Facilities), dated March 21, 2007, between Wuhan Blower Co., Ltd. and Hubei Gongchuang Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Form 10-QSB filed on November 14, 2007)

Exhibit No.	Description
10.15	Construction Contract (Administrative Building for Turbine Facilities), dated March 26, 2007, between Wuhan Generating Equipment Co., Ltd. and Hubei Gongchuang Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to our Form 10-QSB filed on November 14, 2007)
10.16	Construction Contract for Thermal Electric Plant, dated July 8, 2007, between Wuhan Generating Equipment Co., Ltd. and Jiangsu Huangli Paper Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.4 to our Form 10-QSB filed on November 14, 2007)
10.17†	Wuhan General Group (China), Inc. 2007 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on December 6, 2007)
10.18†	Form of Option Award Agreement for Directors (incorporated herein by reference to Exhibit 10.2 to our Form 8-K filed on December 6, 2007)
10.19†	Form of Option Award Agreement for Employees (incorporated herein by reference to Exhibit 10.3 to our Form 8-K filed on December 6, 2007)
10.20†	Wuhan General Group (China), Inc. Outside Director Compensation Package (incorporated herein by reference to Exhibit 10.4 to our Form 8-K filed on December 6, 2007)
14.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14 to our Form 8-K filed on March 14, 2008)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Samuel H. Wong & Co. LLP, CPA
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)
31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)
32.1*	Certifications Pursuant to 18 U.S.C. Section 1350

* Filed herewith.

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WUHAN GENERAL GROUP (CHINA), INC.

Date: March 30, 2009

By: /s/ Xu Jie
Name: Xu Jie
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Xu Jie Xu Jie	President, Chief Executive Officer and Director, (principal executive officer)	March 30, 2009
/s/ Haiming Liu Haiming Liu	Chief Financial Officer (principal financial and accounting officer)	March 30, 2009
/s/ Ge Zengke Ge Zengke	Director	March 30, 2009
/s/ Jin Qihai Jin Qihai	Director	March 30, 2009
/s/ David K. Karnes David K. Karnes	Director	March 30, 2009
/s/ Brian Lin Brian Lin	Director	March 30, 2009
/s/ Shi Yu Shi Yu	Director	March 30, 2009
/s/ Zheng Qingsong Zheng Qingsong	Director	March 30, 2009

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Wuhan General Group (China), Inc.

Audited Financial Statements
December 31, 2008 and 2007
(Stated in US Dollars)

Wuhan General Group (China), Inc.

Contents

Board of Directors and Stockholders
Wuhan General Group (China), Inc.

Report of Registered Independent Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Wuhan General Group (China), Inc. ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wuhan General Group (China), Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

South San Francisco, California
March 13, 2009

/s/ Samuel H. Wong & Co., LLP
Samuel H. Wong & Co., LLP
Certified Public Accountants

Wuhan General Group (China), Inc.
Consolidated Balance Sheets
At December 31, 2008 and 2007
(Stated in US Dollars)

	Note	At December 31, 2008	At December 31, 2007
ASSETS			
Current Assets			
Cash	2 *(e)*	$ 2,817,503	$ 992,965
Restricted Cash	3	13,180,640	9,108,866
Notes Receivable	4	—	1,865,491
Accounts Receivable	2 *(f)*, 5	41,486,856	31,875,411
Other Receivable		1,719,083	1,977,646
Inventory	2 *(g)*, 6	8,395,467	7,895,960
Advances to Suppliers		20,274,473	12,743,130
Advances to Employees	7	189,516	138,420
Prepaid Expenses		92,279	—
Prepaid Taxes		604,610	257,554
Total Current Assets		88,760,427	66,855,443
Non-Current Assets			
Real Property Available for Sale		1,100,376	993,861
Property, Plant & Equipment, *net*	2 *(h)*, 8	22,274,551	20,401,547
Land Use Rights, *net*	2 *(j)*, 9	12,297,429	1,830,476
Construction in Progress	10	30,276,011	9,897,484
Intangible Assets, *net*	2 *(i)*, 11	363,574	381,281
Total Assets		**$155,072,368**	**$100,360,092**
LIABILITIES & STOCKHOLDERS' EQUITY			
Liabilities			
Current Liabilities			
Bank Loans & Notes	12	35,171,690	28,132,664
Accounts Payable		8,420,678	4,747,298
Taxes Payable		1,109,548	1,043,383
Other Payable	13	7,708,323	3,137,575
Dividend Payable		193,804	898,875
Accrued Liabilities	14	2,805,558	2,003,800
Customer Deposits		4,614,370	5,034,464
Total Current Liabilities		60,023,971	44,998,059
Long Term Liabilities			
Bank Loans and Notes	12	1,458,959	—
Total Liabilities		**61,482,930**	**44,998,059**

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Balance Sheets – (continued)
At December 31, 2008 and 2007
(Stated in US Dollars)

	Note	At December 31, 2008	At December 31, 2007
Stockholders' Equity			
Preferred Stock – $0.0001 Par Value 50,000,000 Shares Authorized; 6,241,453 and 10,287,554 Shares of Series A Convertible Preferred Stock Issued & Outstanding at December 31, 2008 and 2007, respectively	15	624	1,029
Additional Paid in Capital – Preferred Stock		8,170,415	13,466,990
Additional Paid in Capital – Warrants		3,687,794	6,572,334
Additional Paid in Capital – Beneficial Conversion Feature		6,371,546	10,501,982
Preferred Stock – $0.0001 Par Value 50,000,000 Shares Authorized; 6,354,078 and 0 Shares of Series B Convertible Preferred Stock Issued & Outstanding at December 31, 2008 and 2007, respectively	15	635	—
Additional Paid in Capital – Preferred Stock		12,637,158	—
Additional Paid in Capital – Warrants		2,274,181	—
Additional Paid in Capital – Beneficial Conversion Feature		4,023,692	—
Common Stock – $0.0001 Par Value 100,000,000 Shares Authorized; 24,752,802 and 19,712,446 Shares Issued & Outstanding at December 31, 2008 and 2007, respectively	15	2,475	1,971
Additional Paid in Capital		28,436,835	12,349,602
Statutory Reserve	2 *(t)*, 16	3,271,511	633,771
Retained Earnings		17,034,243	8,483,648
Accumulated Other Comprehensive Income	2 *(u)*	7,678,329	3,350,706
Total Stockholders' Equity		**93,589,438**	**55,362,033**
Total Liabilities & Stockholders' Equity		**$155,072,368**	**$100,360,092**

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Income
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	Note	Year Ended December 31, 2008	Year Ended December 31, 2007
Sales	2 *(l)*	$118,633,833	$82,503,510
Cost of Sales	2 *(m)*	84,442,278	57,429,085
Gross Profit		34,191,555	25,074,425
Operating Expenses			
Selling	2 *(n)*	3,346,586	1,741,539
General & Administrative	2 *(o)*	7,753,163	5,615,320
Warranty	2 *(v)*, 14	469,586	1,317,794
Total Operating Expense		11,569,335	8,674,653
Operating Income		22,622,220	16,399,772
Other Income (Expenses)			
Other Income		986,678	42,097
Interest Income		84,525	303,898
Other Expenses		(199,621)	(554,484)
Interest Expense		(1,990,477)	(1,321,414)
Stock Penalty for late listing on NASDAQ	15	(5,355,233)	—
Total Other Income (Loss) & Expense		(6,474,128)	(1,529,903)
Earnings before Tax		16,148,092	14,869,869
Income Tax	2 *(s)*, 17	—	—
Net Income		**$ 16,148,092**	**$14,869,869**
Preferred Dividends Declared		927,102	1,072,904
Series A Constructive Preferred Dividend	22	—	10,501,982
Series B Constructive Preferred Dividend	22	4,032,656	—
Income Available to Common Stockholders		**$ 11,188,335**	**$ 3,294,983**
Earnings Per Share	18		
Basic		$ 0.49	$ 0.17
Diluted		$ 0.26	$ 0.10
Weighted Average Shares Outstanding			
Basic		22,675,532	19,712,446
Diluted		47,085,048	33,633,831
Comprehensive Income			
Net Income		$ 16,148,092	$14,869,869
Other Comprehensive Income			
Foreign Currency Translation Adjustment		4,327,623	2,580,586
Total Comprehensive Income		$ 20,475,715	$17,450,455

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	Series A Convertible Preferred Stock		Preferred Stock Additional Paid in Capital	Series A, J, B, C Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Series B Convertible Preferred Stock		Preferred Stock Additional Paid in Capital	Series BB, JJ Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Common Stock		Common Stock Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Outstanding	Amount				Shares Outstanding	Amount				Shares Outstanding	Amount					
Balance, January 1, 2007	—	—	—	—	—	—	—	—	—	—	19,712,446	1,971	12,349,602	622,151	5,200,285	770,120	18,944,129
Issuance of Common Stock for Cash																	—
Issuance of Preferred Stock for Cash	10,287,554	1,029	13,466,990	6,572,334													20,040,353
Net Income															14,869,869		14,869,869
Preferred Dividends Declared															(1,072,904)		(1,072,904)
Constructive Preferred Dividends					10,501,982										(10,501,982)		—
Appropriations of Retained Earnings														11,620	(11,620)		—
Foreign Currency Translation Adjustment						—	—	—	—	—						2,580,586	2,580,586
Balance, December 31, 2007	10,287,554	1,029	13,466,990	6,572,334	10,501,982	—	—	—	—	—	19,712,446	1,971	12,349,602	633,771	8,483,648	3,350,706	55,362,033

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Stockholders' Equity – (continued)
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	Series A Convertible Preferred Stock		Series A Preferred Stock Additional Paid in Capital	Series A, J, C Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Series B Convertible Preferred Stock		Series B Preferred Stock Additional Paid in Capital	Series B, JJ Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Common Stock		Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Outstanding	Amount				Shares Outstanding	Amount				Shares Outstanding	Amount					
Balance, January 1, 2008	10,287,554	1,029	13,466,990	6,572,334	10,501,982	—	—	—	—	—	19,712,446	1,971	12,349,602	633,771	8,483,648	3,350,706	55,362,033
Issuance of Preferred Stock for Cash				(1,860,866)		6,369,078	637	12,667,525	2,274,181	4,032,656					(4,032,656)		13,081,477
Conversion of Series A Preferred Stock	(4,046,101)	(405)	(5,296,575)		(4,130,436)	(15,000)	(2)	(30,368)		(8,963)	4,061,101	406	9,466,342				—
Issuance of Common Stock from Exercise of Series C Warrants				(150,287)							115,361	12	150,275				—
Stock Option Compensation													227,603				227,603
Issuance of Common Stock for Listing Penalties											863,894	86	5,355,147				5,355,233
Cancellation of Remaining J Warrants				(873,387)									873,387				
Net Income															16,148,092		16,148,092
Preferred Dividends Declared															(927,102)		(927,102)
Adjustment of Compensation from Liabilities to Equity													14,479				14,479
Appropriations of Retained Earnings														2,637,740	(2,637,740)		—
Foreign Currency Translation Adjustment																4,327,623	4,327,623
Balance, December 31, 2008	6,241,453	$ 624	$ 8,170,415	$ 3,687,794	$ 6,371,546	6,354,078	$635	$12,637,158	$2,274,181	$4,023,692	24,752,802	$2,475	$28,436,835	$3,271,511	$17,034,243	$7,678,329	$93,589,438

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	12 Months Ended December 31, 2008	12 Months Ended December 31, 2007
Cash Flow from Operating Activities		
Cash Received from Customers	$110,726,349	$ 73,532,077
Cash Paid to Suppliers & Employees	(93,031,049)	(83,510,411)
Interest Received	84,525	157,072
Interest Paid	(1,990,477)	(1,321,415)
Miscellaneous Receipts	986,678	42,096
Cash Sourced/(Used) in Operating Activities	16,776,026	(11,100,581)
Cash Flows from Investing Activities		
Cash Invested in Restricted Time Deposits	(4,071,775)	(8,726,336)
Repayment of/(Investment in) Notes	—	(1,312,344)
Payments for Purchases and Construction of Plant & Equipment	(24,408,675)	(14,962,822)
Purchases of Land Use Rights	(10,606,926)	(127,793)
Payments for Purchases of Intangible Assets	—	(59,920)
Cash Used/(Sourced) in Investing Activities	(39,087,376)	(25,189,215)
Cash Flows from Financing Activities		
Proceeds from Issuance of Preferred Stock	13,081,477	20,040,353
Proceeds from Bank Loans	—	4,681,749
(Repayment of Bank Loans)	(5,096,172)	—
Proceeds from Issuance of Notes	13,594,158	9,905,857
Repayment of Notes	—	—
Dividends Paid	(1,632,173)	(174,029)
Cash Sourced/(Used) in Financing Activities	19,947,290	34,453,930
Net Increase/(Decrease) in Cash & Cash Equivalents for the Period	(2,364,059)	(1,835,866)
Effect of Currency Translation	4,188,598	2,580,588
Cash & Cash Equivalents at Beginning of Period	992,965	248,243
Cash & Cash Equivalents at End of Period	**$ 2,817,503**	**$ 992,965**
Non-Cash Investing Activity:		
Contribution of Capital Equipment	—	—
Value of property surrendered by Hubei Dilong	—	993,861
Non-Cash Financing Activity:		
Constructive Preferred Stock Dividend	4,032,656	10,501,982

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Reconciliation of Net Income to Cash Flow Sourced/(Used) in Operating Activities
For the Years Ended December 31, 2008 and 2007
(Stated in US Dollars)

	12 Months Ended December 31, 2008	12 Months Ended December 31, 2007
Net Income	$16,148,092	$ 14,869,869
Adjustments to Reconcile Net Income to Net Cash Provided by/(Used in) Operating Activities:		
Reclassification of prior period stock compensation from liability to equity	14,479	
Stock Penalties	5,355,233	—
Stock Compensation	227,603	14,479
Amortization	190,192	90,260
Depreciation	2,157,143	814,050
Decrease/(Increase) in Notes Receivable	1,865,491	(11,141)
Decrease/(Increase) in Accounts Receivable	(9,611,445)	(19,387,329)
Decrease/(Increase) in Other Receivable	258,563	6,833,053
Decrease/(Increase) in Inventory	(499,507)	(3,351,299)
Decrease/(Increase) in Advances to Suppliers	(7,531,343)	(9,996,805)
Decrease/(Increase) in Advances to Employees	(51,096)	117,416
Decrease/(Increase) in Prepaid Expenses	(92,279)	—
Decrease/(Increase) in Prepaid Taxes	(347,057)	(253,665)
Increase/(Decrease) in Accounts Payable	3,673,380	(3,784,553)
Increase/(Decrease) in Taxes Payable	66,165	(680,162)
Increase/(Decrease) in Other Payable	4,570,748	(1,457,064)
Increase/(Decrease) in Accrued Liabilities	801,759	1,635,152
Increase/(Decrease) in Customer Deposits	(420,094)	3,447,158
Total of all adjustments	627,934	(25,970,450)
Net Cash Provided by Operating Activities	**$16,776,026**	**$(11,100,581)**

See Accompanying Notes to the Financial Statements and Accountant's Report.

(Stated in US Dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Wuhan General Group (China), Inc. (the "Company") is a holding company whose primary business operations are conducted through its operating subsidiaries Wuhan Blower Co., Ltd. ("Wuhan Blower"), Wuhan Generating Equipment Co., Ltd. ("Wuhan Generating Equipment"), and Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd. ("Wuhan Xingelin Equipment"). Wuhan Blower is a China-based manufacturer of industrial blowers that principally are components of steam driven electrical power generation plants. Wuhan Generating Equipment is a China-based manufacturer of industrial steam and water turbines, also principally for use in electrical power generation plants. Wuhan Xingelin Equipment is a China-based manufacturer of blower silencers, connectors, and other general spare parts for blowers and electrical equipment.

The Company was formed under the laws of the State of Colorado on July 19, 1988 as Riverside Capital, Inc. On March 18, 1992, the Company changed its name to United National Film Corporation. In June 2001, the Company suspended all business activities and became a "shell company."

In 2006, the Company effectively dissolved or abandoned all subsidiaries, which may or may not have been active in periods prior to June 2001. On October 20, 2006, the Company changed its state of incorporation from Colorado to Nevada by means of a merger with and into a Nevada corporation formed on September 12, 2006 solely for the purpose of effecting the reincorporation.

On February 7, 2007, the Company entered into a share exchange agreement with Fame Good International Limited ("Fame") and Universe Faith Group Limited ("UFG"). Prior to the share exchange, Fame was the sole stockholder of UFG, which is the parent company of Wuhan Blower and Wuhan Generating Equipment. Pursuant to the share exchange, UFG became a wholly owned subsidiary of the Company and Fame became the Company's controlling stockholder. On March 13, 2007, the Company changed its name from United National Film Corporation to Wuhan General Group (China), Inc.

The share exchange transaction has been accounted for as a recapitalization of UFG where the Company (the legal acquirer) is considered the accounting acquiree and UFG (the legal acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of UFG.

Accordingly, the financial data included in the accompanying consolidated financial statements for all periods prior to February 7, 2007 is that of the accounting acquirer (UFG). The historical stockholders' equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented.

On December 25, 2008, Wuhan Blower, entered into an Asset Purchase Agreement with Wuhan Gongchuang Real Estate Co., Ltd. (the "Seller") pursuant to which Wuhan Blower acquired certain assets owned by Seller, including certain buildings, equipment, land use rights, and construction in progress. An 8-K filed with the US Securities and Exchange Commission on February 5, 2009 further details the transaction. Title of the assets purchased under the above agreement has been recorded under Wuhan Xingelin Equipment. Wuhan Blower currently owns 98% beneficial interest in Wuhan Xingelin Equipment. Upon completion of registration of local authorities Wuhan Blower will beneficially own 100% interest in Wuhan Xingelin Equipment. Wuhan Xingelin Equipment is incorporated under the laws of the PRC. The purchased assets have been accounted for on Wuhan Xingelin Equipment's books as contributed capital.

The assets that were purchased from the Seller were re-appraised by an independent appraisal firm Zhuhai GongPingSiYuan Appraising Co Ltd ("Zhuhai"). The re-appraisal found that the purchase price of the assets was not materially unfair. Zhuhai believes that when the entire construction of the workshop and buildings is completed, the purchase price should be considered fair. Zhuhai noted that certain documents are in the process of registration with local government authorities. See also Note 8 — Property, Plant, and Equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Method of Accounting

The Company maintains its general ledger and journals with the accrual method of accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

(b) Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, UFG, Wuhan Blower, Wuhan Generating Equipment and Wuhan Xingelin Equipment. Inter-company transactions, such as sales, cost of sales, due to/due from balances, investment in subsidiaries, and subsidiaries' capitalization have been eliminated.

(c) Economic and Political Risks

The Company's operations are conducted in the People's Republic of China (the "PRC"). Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

(d) Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. These estimates and assumptions include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation of useful lives of property, plant, and equipment. Actual results could differ from these estimates.

(e) Cash and Cash Equivalents

The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents. The company maintains bank accounts in the PRC.

(f) Accounts Receivable — Trade

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. Pursuant to the Company's accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding trade receivables. In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required. Bad debts are charged against the allowance when outstanding trade receivables have been determined to be uncollectible. See also Note 5 — Accounts Receivable.

(g) Inventory

Inventory, consisting of raw materials, work in progress, and finished products, is stated at the lower of cost or market value. Finished products are comprised of direct materials, direct labor and an appropriate proportion of overhead.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(h) Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method with 5% salvage value. Estimated useful lives of the property, plant and equipment are as follows:

Buildings	30 years
Machinery and Equipment	10 years
Furniture and Fixtures	5 years
Motor Vehicles	5 years

(i) Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is provided over the respective useful lives, using the straight-line method. Estimated useful lives of intangibles are as follows:

Technical Licenses	10 years
Trademark	20 years

(j) Land Use Rights

The Company carries land use rights at cost less accumulated amortization. Land use rights are amortized straight-line over the useful life of 50 years for the Wuhan Blower and Wuhan Generating campus, and of 30 years for the Wuhan Xingelin Equipment campus.

(k) Accounting for Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 and 2007, there were no significant impairments of its long-lived assets.

(l) Revenue Recognition

Revenue from the sale of blower products and generating equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. There are no customer acceptance clauses in the Company's standard sales contracts. Typically, installation begins between one to two weeks following delivery of the product. The installation process typically takes four to eight weeks.

(m) Cost of Sales

The Company's cost of sales is comprised of raw materials, factory worker salaries and related benefits, machinery supplies, maintenance supplies, depreciation, utilities, inbound freight, purchasing and receiving costs, inspection and warehousing costs.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(n) Selling Expenses

Selling expenses are comprised of outbound freight, salary for the sales force, client entertainment, commissions, depreciation, advertising, and travel and lodging expenses.

(o) General & Administrative Expenses

General and administrative expenses include outside consulting services, research & development, executive compensation, quality control, and general overhead such as the finance department, administrative staff, and depreciation and amortization expense.

(p) Advertising

The Company expenses all advertising costs as incurred.

(q) Research and Development

The Company expenses all research and development costs as incurred.

(r) Foreign Currency Translation

The Company maintains its financial statements in the functional currency, which is the Renminbi (RMB). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity.

Exchange Rates	December 31, 2008	December 31, 2007
Year end RMB: US$ exchange rate	6.85420	7.31410
Average 12-month RMB: US$ exchange rate	6.96225	7.61720

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(s) Income Taxes

The Company uses the accrual method of accounting to determine and report its taxable reduction of income taxes for the year in which they are available. The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Income tax liabilities computed according to the United States and People's Republic of China (PRC) tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

Effective January 1, 2008, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 25% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

The Company is subject to United States Tax according to Internal Revenue Code Sections 951 and 957. Corporate income tax is imposed on progressive rates in the range of:

Taxable Income

Rate	*Over*	*But Not Over*	*Of Amount Over*
15%	0	50,000	0
25%	50,000	75,000	50,000
34%	75,000	100,000	75,000
39%	100,000	335,000	100,000
34%	335,000	10,000,000	335,000
35%	10,000,000	15,000,000	10,000,000
38%	15,000,000	18,333,333	15,000,000
35%	18,333,333	—	—

Based on the consolidated net income for the year ended December 31, 2008, the Company shall not be subject to income tax.

(t) Statutory Reserve

In accordance with PRC laws, statutory reserve refers to the appropriation from net income, to the account "statutory reserve" to be used for future company development, recovery of losses, and increase of capital, as approved, to expand production or operations. PRC laws prescribe that an enterprise operating at a profit, must appropriate, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise's PRC registered capital.

(u) Other Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's current component of other comprehensive income is the foreign currency translation adjustment.

(v) Warranty Policy

The estimation of warranty obligations is determined in the same period that revenue from the sale of the related products is recognized. The warranty obligation is based on historical experience and reflects management's best estimate of expected costs at the time products are sold. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available. Future events and circumstances could materially change the estimates and require adjustments to the warranty obligation. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. See also Note 14 — Warranty Liability.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(w) Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method for warrants and the as-if method for convertible securities. Dilutive potential common shares include outstanding warrants, and convertible preferred stock. See also Note 18 — Earnings Per Share.

(x) Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). Statement 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles."

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis.

In September 2008, FASB issued FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees", an amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008.

The Company is currently evaluating the potential impact, if any, of the adoption of the above recent accounting pronouncements on its consolidated results of operations and financial condition.

3. RESTRICTED CASH

Restricted Cash represents cash placed with banks to secure banking facilities, which are comprised of loans and notes payables in addition to other collateral.

(Stated in US Dollars)

4. NOTES RECEIVABLE

	At December 31, 2008	At December 31, 2007
Notes Receivable	$ —	$1,891,126
Less: Allowance for Bad Debts	—	(25,635)
	$ —	$1,865,491

There were no Notes Receivable at December 31, 2008. Notes Receivable are typically in the form of bank drafts from customers. Bank drafts are liquid instruments that can be either (a) endorsed to the Company's vendors, or (b) discounted to the Company's own bank. The Company chooses to carry these instruments as notes receivable instead of cash primarily because of the associated time element of these notes, as they are normally due at a later point in time; therefore, these bank drafts represent different risk and reward characteristics.

5. ACCOUNTS RECEIVABLE

	At December 31, 2008	At December 31, 2007
Total Accounts Receivable – Trade	$44,619,549	$33,121,294
Less: Allowance for Bad Debt	(3,132,693)	(1,245,883)
	$41,486,856	$31,875,411
Allowance for Bad Debts		
Beginning Balance	$(1,245,883)	$ (319,741)
Allowance Provided	(1,886,810)	(1,485,634)
Less: Bad Debt Written Off	—	559,492
Ending Balance	$(3,132,693)	$(1,245,883)

6. INVENTORY

	At December 31, 2008	At December 31, 2007
Raw Materials	$1,763,077	$1,523,444
Work in Progress	4,065,249	4,779,339
Finished Goods	2,567,141	1,593,177
	$8,395,467	$7,895,960

7. ADVANCES TO EMPLOYEES

Advances to Employees of $189,516 and $138,420 as of December 31, 2008 and 2007, respectively, consisted of advances to salespeople for salary, travel, and expenses over extended periods as they work to procure new sales contracts or install and perform on existing contracts. These advances are deducted from future sales commissions earned by these salespeople. In the event that a salesperson leaves the Company prior to earning sales commissions sufficient to offset advances paid to the salesperson, the Company immediately expenses any outstanding balance to the income statement. None of the employees who have received these advances is a director or executive officer of the Company.

(Stated in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment, which are stated at cost less depreciation, were composed of the following:

At December 31, 2008 Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Xingelin Equipment	Total
Buildings	11,011,657	—	—	11,011,657
Machinery & Equipment	1,888,521	10,551,443	1,916,553	14,356,517
Furniture & Fixtures	362,007	13,781	—	375,788
Auto	776,312	260,951	—	1,037,263
Other	74,455	—	—	74,455
	14,112,952	10,826,175	1,916,553	26,855,680
Less: Accumulated Depreciation				
Buildings	(1,874,508)	—	—	(1,874,508)
Machinery & Equipment	(632,150)	(1,260,420)	(32,125)	(1,924,695)
Furniture & Fixtures	(221,068)	(3,826)	—	(224,894)
Auto	(501,132)	(49,070)	—	(550,202)
Other	(6,830)	—	—	(6,830)
	(3,235,688)	(1,313,316)	(32,125)	(4,581,129)
Property, Plant, & Equipment, Net	**$10,877,264**	**$ 9,512,859**	**$1,884,428**	**$22,274,551**

At December 31, 2007 Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Xingelin Equipment	Total
Buildings	10,318,689	—	—	10,318,689
Machinery & Equipment	1,502,328	9,776,318	—	11,278,646
Furniture & Fixtures	297,288	10,192	—	307,480
Auto	696,501	215,831	—	912,332
Other	8,385	—	—	8,385
	12,823,191	10,002,341	—	22,825,532
Less: Accumulated Depreciation				
Buildings	(1,168,101)	—	—	(1,168,101)
Machinery & Equipment	(478,785)	(263,276)	—	(742,0621)
Furniture & Fixtures	(146,949)	(1,828)	—	(148,777)
Auto	(344,576)	(16,634)	—	(361,210)
Other	(3,836)	—	—	(3,836)
	(2,142,247)	(281,738)	—	(2,423,985)
Property, Plant, & Equipment, Net	**$10,680,944**	**$ 9,720,603**	**$ —**	**$20,401,547**

The shared campus of Wuhan Blower and Wuhan Generating Company consists of approximately 440,000 square feet (44,233 square meters) of building floor space. The Company's new turbine manufacturing workshop will provide approximately 215,482 square feet (20,019 square meters) of floor space. A new office building will house the business operations of Wuhan Generating Equipment and will provide an additional 134,656 square feet (12,510 square meters) of floor space.

(Stated in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT – (continued)

The newly acquired campus of Wuhan Xingelin Equipment will house the following buildings when fully built out and complete:

	Square Feet	Square Meters
Workshop 1	136,131	12,647.00
Workshop 2	90,363	8,395.00
Workshop 3	95,777	8,898.00
Dormitories	67,662	6,286.08
Commercial Shops	5,285	491.00
Warehouse	102,155	9,490.60
Office Buildings	152,994	14,213.64
	650,367	60,421.32

The local government has already approved the architectural plans for all of the buildings. Currently Workshop 1, Warehouse, Dormitories, and Commercial Shops have yet to be built. Workshop 2 and Workshop 3 are fully built. The Office Building is currently under construction but has yet to be completed.

In order to complete the building of the Workshop 1 the Company will need to pay approximately an additional $1.78 million (RMB 12,242,721) beyond the amount committed in the asset purchase agreement.

9. LAND USE RIGHTS

At December 31, 2008 Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Xingelin Equipment	Total
Land Use Rights	$2,117,709	$—	$10,473,768	$12,591,477
Less: Accumulated Amortization	(206,766)	—	(87,282)	(294,049)
Land Use Rights, *Net*	$1,910,943	$—	$10,386,486	$12,297,429

At December 31, 2007 Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Xingelin Equipment	Total
Land Use Rights	$1,984,550	$—	$—	$1,984,550
Less: Accumulated Amortization	(154,074)	—	—	(154,074)
Land Use Rights, *Net*	$1,830,476	$—	$—	$1,830,476

The Company acquired through Wuhan Hi-Tech Blower Manufacturing Co. Ltd. (WBM) the Land Use Rights for three parcels of land totaling 1,170,000 square feet for a term of 50 years from March 1, 2004 to March 1, 2054 for $1,856,757 (RMB 14,515,200). The land has been used for the Company's facilities including the blower manufacturing facilities, turbine manufacturing facility, warehouses, testing facilities, dormitories, and administrative buildings for its Wuhan Blower and Wuhan Generating Equipment subsidiaries.

The parcel of land purchased in the asset acquisition and now carried on the books of Wuhan Xingelin Equipment total 792,547 square feet (73,630.05 square meters). The land will be used for Wuhan Xingelin Equipment's office building, workshops, and dormitories. The land use right will be amortized over 30 years.

(Stated in US Dollars)

10. CONSTRUCTION IN PROGRESS

Construction in progress represents the direct costs of design, acquisition, building construction, building improvements, and land improvement. These costs are capitalized in the Construction-in-Progress account until substantially all activities necessary to prepare the assets for their intended use are completed. At such point, the Construction-in-Progress account is closed and the capitalized costs are transferred to their appropriate asset classification. No depreciation is provided until it is completed and ready for the intended use.

The following table details the assets that are accounted for in the Construction-in-Progress account at December 31, 2008 and 2007:

Subsidiary	Description	At December 31, 2008	At December 31, 2007
Wuhan Blower	Blower Workshop	$ 631,839	$ —
Wuhan Blower	Bus Parking	4,377	4,102
Wuhan Blower	Dormitory	20,425	—
Wuhan Blower	Landscaping	4,934	4,624
Wuhan Blower	Office Building	471,959	—
Wuhan Blower	Other	391,533	—
Wuhan Blower	Security System	292	273
Wuhan Blower	Street	584	547
Wuhan Blower	Testing Facility	11,380	—
Wuhan Blower	Wall	320,468	7,014
Wuhan Blower	Warehouse	33,518	—
Wuhan Generating	Capitalized Interest	131,622	190,098
Wuhan Generating	Design Fee	—	20,180
Wuhan Generating	Equipment Requiring Installation	3,374,825	—
Wuhan Generating	Generating Workshop	5,745,581	4,148,289
Wuhan Generating	Generating Workshop-Materials	4,481,922	1,777,389
Wuhan Generating	Generating Office Building	3,346,449	9,297
Wuhan Generating	Inspection Fee	—	7,417
Wuhan Generating	Labor	—	554,007
Wuhan Generating	Land Improvement	—	24,202
Wuhan Generating	Miscellaneous	259	46,724
Wuhan Generating	Office Building	—	3,093,750
Wuhan Generating	Shipping Costs	10,213	9,571
Wuhan Xin Ge Lin	Landscaping	145,917	—
Wuhan Xin Ge Lin	Workshop	4,837,559	—
Wuhan Xin Ge Lin	Office Building	5,289,083	—
Wuhan Xin Ge Lin	Utility Systems Setup	1,021,272	—
		$30,276,011	$9,897,484

(Stated in US Dollars)

11. INTANGIBLE ASSETS

The following categories of assets are stated at cost less accumulated amortization.

	At December 31, 2008	At December 31, 2007
Category of Asset		
Trademarks	$ 145,896	$ 136,722
Mitsubishi License	335,980	314,855
Tianyu CAD License	4,450	4,170
Sunway CAD License	16,778	15,723
Microsoft License	13,934	13,057
	517,038	484,527
Less: Accumulated Amortization		
Trademarks	(32,827)	(23,926)
Mitsubishi License	(113,599)	(74,970)
Tianyu CAD License	(1,391)	(887)
Sunway CAD License	(1,119)	(524)
Microsoft License	(4,528)	(2,938)
	(153,464)	(103,246)
Intangible Assets, *Net*	$ 363,574	$ 381,281

The weighted average amortization period for the Company's intangible assets at December 31, 2008 and 2007 were 12.82 years and 12.82 years, respectively.

The weighted average amortization period for the Trademark is 20 years.

The weighted average amortization period for the Mitsubishi, CAD, and Microsoft technical licenses is 10 years.

(Stated in US Dollars)

12. BANK LOANS AND NOTES

The following table provides the name of the lender, due date, interest rate, and amounts outstanding at December 31, 2008 and 2007 for the Company's bank loans and notes payable.

Subsidiary	Type	Name of Creditor	Due Date	Interest Rate Per Annum	At December 31, 2008	At December 31, 2007
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/20/2009	8.96%	$ 729,480	$ —
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/22/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/25/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/27/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/29/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/4/2009	8.96%	729,480	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/23/2009	8.96%	583,584	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/26/2009	8.96%	1,167,168	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/24/2009	8.96%	1,167,168	—
subtotal					**7,294,797**	—
Wuhan Blower	Notes Payable	China Minsheng Banking Corp., Ltd.	1/22/2009		1,458,959	—
Wuhan Blower	Notes Payable	Citic Industrial Bank	3/27/2009		3,647,399	—
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		1,313,064	—
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	3/2/2009		1,750,751	—
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		1,313,064	—
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/10/2009		579,760	—
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/18/2009		744,069	—
subtotal					**10,807,067**	—
Wuhan Generating	Bank Loans	Citic Industrial Bank	3/2/2009	8.22%	2,917,919	—
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	1/7/2009	7.47%	1,458,959	—
subtotal					**4,376,878**	—
Wuhan Generating	Long Term Loan	Bank of Communications	12/23/2010	5.67%	**1,458,959**	—
Wuhan Generating	Notes Payable	Bank of Communications	6/26/2009		2,480,231	—
Wuhan Generating	Notes Payable	Bank of Communications	1/15/2009		1,458,959	—
Wuhan Generating	Notes Payable	Bank of Communications	1/16/2009		4,376,878	—
Wuhan Generating	Notes Payable	Bank of Communications	6/24/2009		4,376,878	—
subtotal					**12,692,947**	—
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	10/23/2008	7.29%	—	2,734,444
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	12/9/2008	7.29%	—	1,367,222
Wuhan Blower	Bank Loans	Citic Industrial Bank	9/19/2008	7.29%	—	3,418,056
Wuhan Blower	Bank Loans	Citic Industrial Bank	3/28/2008	4.80%	—	6,143
Wuhan Blower	Bank Loans	Citic Industrial Bank – Auto Loan	3/10/2008	5.76%	—	2,428
Wuhan Blower	Bank Loans	Citic Industrial Bank	2/17/2008	6.73%	—	2,734,444
Wuhan Blower	Bank Loans	Jiang Xia	On Demand	6.00%	—	410,167
Wuhan Blower	Bank Loans	Bank of China	3/14/2008	6.83%	—	717,792
subtotal					—	**11,390,696**
Wuhan Blower	Notes Payable	Hubei Gong Chuang	4/30/2008	—	—	5,143,490
Wuhan Blower	Notes Payable	98 Various Other Notes			—	3,395,145
subtotal					—	**8,538,635**
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	8/27/2008	7.02%	—	1,093,778
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	8/22/2008	7.02%	—	1,093,778
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	6/3/2008	6.57%	—	2,734,444
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	6/24/2008	6.57%	—	546,889
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	5/21/2008	6.57%	—	1,367,222
subtotal					—	**6,836,111**
Wuhan Generating	Notes Payable	Shanghai Pudong Development Bank	1/7/2008	—	—	**1,367,222**
total					**$36,630,649**	**$28,132,664**

(Stated in US Dollars)

12. BANK LOANS AND NOTES – (continued)

Banking facilities extended by the CITIC Industrial Bank and Shanghai Pudong Development Bank were secured by the Company's mortgage of real property.

Certain notes payable, as indicated above, do not have a stated rate of interest. These notes are payable on demand to the Company's creditors. The creditors have given extended credit terms secured by pledge of the Company's restricted cash.

13. OTHER PAYABLE

The Company included certain accruals in "Other Payable" for value added tax invoices yet to be received from vendors, who have already delivered the goods or services. The following table depicts the Company's Other Payable line items at December 31, 2008:

Vendor	Description	Amount
Hubei Gong Chuang	Purchase of Sukong Assets	$5,735,874
Wuhan Manchang Logistic Co., Ltd	Transportation costs	118,542
Wuhan Shanhe Transportation Service Co., Ltd	Transportation costs	142,403
Wuhan Pengmai Transportation Service Co., Ltd	Transportation costs	145,619
Wuhan Huayuan Junchen Electric Equipment Project Co., Ltd	Purchase of equipment for generating workshop	145,896
Wuhan Zhongyuan Logistic Co., Ltd	Transportation costs	157,866
Wuhan Jinruo Trade Development Co., Ltd	Purchase of equipment for generating workshop	253,713
Mr. Xue Jie, Chairman & CEO	Regular business expenses that have yet to be reimbursed	276,832
64 Various Vendors	Miscellaneous cost and expenses of amounts less than $100,000	731,578
		$7,708,323

14. WARRANTY LIABILITY

Warranty liability is accrued and carried on the balance sheet under Accrued Liabilities. The Company makes its warranty accrual based on individual assessment of each contract because terms and conditions vary. The Company's typical sales contracts provide for a warranty period of 12-18 months following product installation.

The following table summarizes the activity related to the Company's product warranty liability for the years ended December 31 2008 and 2007:

	December 31, 2008	December 31, 2007
Balance at beginning of period	1,541,771	249,234
Adjustment	—	592,168
Accruals for current & pre-existing warranties issued during period	469,586	725,626
Less: Settlements made during period	(60,291)	(25,257)
Less: Reversals and warranty expirations	(796,453)	—
Balance at end of period	1,154,613	1,541,771

(Stated in US Dollars)

14. WARRANTY LIABILITY – (continued)

Wuhan Generating Equipment accrued an expense for estimated warranty liabilities in the year ended December 31, 2007. The subsidiary originally carried the expense under selling expense; it has been regrouped under the warranty expense line item, along with the consolidated amount from Wuhan Blower. This reclassification had no impact to prior earnings but is merely a change in presentation.

15. CAPITALIZATION

Series B Convertible Preferred Stock

On September 5, 2008, the Company entered into an Agreement to Amend Series J Warrants of the Company with holders of warrants exercisable for a majority of the shares of warrant stock issuable under the Company's Series A, B and J warrants. This agreement amended the Series J Warrants so that such warrants are exercisable for shares of the Company's Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock"). Prior to this agreement, such warrants were exercisable for shares of the Company's common stock.

In connection with this agreement, the Company designated 9,358,370 shares of preferred stock as "Series B Convertible Preferred Stock, par value $0.0001 per share" with those rights and preferences as set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series B Preferred Stock of the Company. The Series B Preferred Stock ranks senior to the Company's common stock and junior to the Company's Series A Convertible Preferred Stock, par value $0.0001 per share. The shares of Series B Preferred Stock are convertible on a one-for-one basis into shares of the Company's common stock. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series B Preferred Stock and except as otherwise required by Nevada law, the Series B Preferred Stock has no voting rights. The Series B Preferred Stock is non-redeemable and is not entitled to dividends. When accounting for the Series B Preferred Stock, the Company determined that they qualified as equity because the aforementioned characteristics made them akin to common stock.

Investors holding the amended Series J Warrants exercised their right to purchase Series B Preferred Stock at $2.33 per share. For the year ended December 31, 2008, certain investors exercised their amended Series J Warrants for a total of 6,369,078 shares of Series B Preferred Stock. The Company received gross proceeds of $14,839,952 for the issuance of those shares in connection with the exercise of the Series J Warrants. The total amount of commission paid to the placement agent, 1st Bridgehouse Securities, was 10% of the gross proceeds, or $1,483,995. The Company also paid a total of $274,480 for other financing related expenses. The net proceeds from the transactions, after accounting for placement agent commissions and other related financing expenses, was $13,081,477.

Simultaneously with the exercise of a portion of the Series J Warrants, a corresponding portion of the Series B and Series JJ Warrants became exercisable. Accordingly, the Company accounted for the net proceeds of this issuance by allocating to Par Value, Additional Paid in Capital attributable to Series B Preferred Stock, and Additional Paid in Capital attributable to Series B and JJ Warrants. The Company determined that the Series B Preferred Stock had a beneficial conversion feature (BCF). Accordingly, the Company accounted for this BCF as a constructive preferred dividend, which is a charge that reduces retained earnings and increases additional paid in capital attributable to the Series B Preferred Stock. The Company also transferred a prorated portion of proceeds previously recorded under Warrants A, J, B, and C to the Additional Paid in Capital of Series B Preferred Stock to reflect the exercise of the amended Series J Warrants.

(Stated in US Dollars)

15. CAPITALIZATION – (continued)

Penalty Shares

Certain investors were issued shares of common stock as a penalty for the Company's failure to achieve listing status on NASDAQ by a predetermined date, which was a term stipulated in the Stock Purchase Agreement dated February 7, 2007. During the year ended December 31, 2008, certain investors were awarded an aggregate of 863,894 shares of common stock. The Company recorded expenses to its statements of income for the issuance of these shares totaling $5,355,233. Spring House Capital provided the valuation of the shares used in determining the amount of expense as $6.35, $7.83, and $5.30, which relate to March 18, 2008, May 30, 2008, and September 3, 2008, respectively. These were the dates of issuance of the penalty shares. The Company, at the end of the third quarter of 2008, carried the penalty expense on the income statement under the line item of other expense in the amount of approximately $1.3 million. After receipt of the valuation of the shares by Spring House Capital, the Company revised the amount of expense to be charged to the income statement. In consideration of the magnitude of the expense relative of the operating income of the Company, the Company reclassified the expense to its own line item on the income statement.

Exercise of Series C Warrants

During the year ended December 31, 2008, one holder of Series C Warrants exercised the right to purchase 205,751 shares of common stock. The transaction was a cashless exercise. Accordingly, the Company issued to the holder 115,361 shares of common stock and cancelled warrants with the rights to purchase 90,390 of common stock.

The following table depicts a summary of the total number of shares of fully diluted common stock at December 31, 2008:

	Number of Shares
Common Stock Outstanding	24,752,802
Common Stock Issuable upon:	
– Conversion of Preferred Stock	12,595,531
– Exercise of Warrants	12,453,287
– Exercise of Stock Options	120,000
Total number of Shares of Fully Diluted Common Stock	49,921,620

16. COMMITMENTS OF STATUTORY RESERVE

In compliance with PRC laws, the Company is required to appropriate 10% of its net income to its statutory reserve up to a maximum of 50% of an enterprise's registered Paid-in capital. The Company had future unfunded commitments, as provided below.

	At December 31, 2008	At December 31, 2007
Unadjusted Registered Capital in PRC	$43,826,004	$35,982,303
50% maximum thereof	21,913,001	17,991,152
Less: Amounts Appropriated to Statutory Reserve	(3,271,511)	(633,771)
Unfunded Commitment	$18,641,490	$17,357,381

(Stated in US Dollars)

17. INCOME TAXES

All of the Company's operations are in the PRC, and in accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 25%; however, the Company was approved as a foreign investment enterprise in March 2007, and in accordance with the relevant regulations regarding the favorable tax treatment for a foreign investment enterprise, the Company is entitled to a two-year tax exemption followed by a three-year half exemption. For the years ended December 31, 2008 and 2007, the Company was still within the two year tax exemption period, and accordingly, made no provision for income taxes. The Company's operating subsidiaries expect to be subject to a 15% income tax rate for the fiscal year 2009, starting January 1, 2009.

Effective January 1, 2008, PRC government implemented a new 25% tax rate for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday, which is defined as a "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law, the previous tax holidays are terminated as of December 31, 2007. However, the PRC government has established a set of transition rules that permit enterprises that had received an income tax exemption prior to January 1, 2008 to continue to enjoy such exemption until the original expiration date.

On February 7, 2007, income from the Company's foreign subsidiaries became subject to U.S. income tax law; however, this tax is deferred until foreign source income is repatriated to the Company, which has not yet occurred.

The Company has also retained an U.S. CPA firm to aide in preparation of its U.S. income tax returns in order to maintain a high level of compliance with U.S. tax laws.

(Stated in US Dollars)

18. EARNINGS PER SHARE

Components of basic and diluted earnings per share were as follows:

	12 Months Ended December 31, 2008	12 Months Ended December 31, 2007
Net Income	$16,148,092	$14,869,869
Preferred Dividends	927,102	1,072,904
Series A Constructive Preferred Dividend	—	10,501,982
Series B Constructive Preferred Dividend	4,032,656	—
Income Available to Common Stockholders	$11,188,335	$ 3,294,983
Original Shares:		
Additions from Actual Events		
– Issuance of Common Stock	19,712,446	19,712,446
– Conversion of Series A Preferred Stock into Common Stock	2,329,527	—
– Conversion of Series B Preferred Stock into Common Stock	2,219	—
– Issuance of Common Stock resulting from the Exercise of Warrants	115,361	—
– Issuance of Penalty Shares	515,979	—
Basic Weighted Average Shares Outstanding	22,675,532	19,712,446
Dilutive Shares:		
Additions from Potential Events		
– Conversion of Series A Preferred Stock	7,958,027	—
– Conversion of Series B Preferred Stock	1,507,851	—
– Exercise of Investor Warrants & Placement Agent Warrants	14,943,638	13,921,385
– Exercise of Employee & Director Stock Options	—	—
Diluted Weighted Average Shares Outstanding:	47,085,048	33,633,831
Earnings Per Share		
– Basic	$ 0.49	$ 0.17
– Diluted	$ 0.26	$ 0.10
Weighted Average Shares Outstanding		
– Basic	22,675,532	19,712,446
– Diluted	47,085,048	33,633,831
Supplemental Data (EPS in the absence of Constructive Preferred Dividends):		
Earnings Per Share		
– Basic	$ 0.67	$ 0.70
– Diluted	$ 0.34	$ 0.35

(Stated in US Dollars)

19. OPERATING SEGMENTS

The Company individually tracks the performance of its three operating subsidiaries: Wuhan Blower, Wuhan Generating Equipment, and Wuhan Xingelin Equipment. Wuhan Blower is primarily engaged in the design, manufacture, installation, and service of blowers. Wuhan Generating Equipment is primarily engaged in the design, manufacture, installation, and service of power generating equipment. Wuhan Xingelin Equipment is in the business of design, production, and sale of blower silencers, connectors, and other general spare parts for blowers and electrical equipment. Below is a presentation of the Company's results of operations and financial position for its operating subsidiaries at December 31, 2008 and 2007, and for the years then ended. The Company has also provided reconciling adjustments with the Company and its intermediate holding company, UFG.

Results of Operations For the Year Ended December 31, 2008	**Wuhan Blower**	**Wuhan Generating Equipment**	**Wuhan Xingelin Equipment**	**Company, UFG, Adjustments**	**Total**
Sales	$58,820,320	$59,813,513	$ —	$ —	$118,633,833
Cost of Sales	41,372,480	43,069,798	—	—	84,442,278
Gross Profit	17,447,840	16,743,715	—	—	34,191,555
Operating Expenses	6,292,955	3,469,376	117,553	1,689,451	11,569,335
Other Income (Expenses)	(742,736)	(416,748)	—	(5,314,644)	(6,474,128)
Earnings before Tax	10,412,149	12,857,592	(117,553)	(7,004,095)	16,148,092
Tax	—	—	—	—	—
Net Income	**$10,412,149**	**$12,857,591**	**$(117,553)**	**$(7,004,095)**	**$ 16,148,092**

Financial Position At December 31, 2008	**Wuhan Blower**	**Wuhan Generating Equipment**	**Wuhan Xingelin Equipment**	**Company, UFG, Adjustments**	**Total**
Current Assets	$ 64,326,040	$45,962,779	$ 1,293,482	$(22,821,874)	$ 88,760,427
Non Current Assets	47,991,237	26,603,732	23,564,745	(31,847,773)	66,311,941
Total Assets	112,317,277	72,566,511	24,858,227	(54,669,647)	155,072,368
Current Liabilities	37,626,457	42,306,896	467,114	(20,376,496)	60,023,971
Total Long Term Liabilities	—	1,458,959	—	—	1,458,959
Total Liabilities	37,626,457	43,765,855	467,114	(20,376,496)	61,482,930
Net Assets	74,690,820	28,800,656	24,391,113	(34,293,151)	93,589,438
Total Liabilities & Net Assets	$112,317,277	$72,566,511	$24,858,227	$(54,669,645)	$155,072,368

Results of Operations For the Year Ended December 31, 2007	**Wuhan Blower**	**Wuhan Generating Equipment**	**Wuhan Xingelin Equipment**	**Company, UFG, Adjustments**	**Total**
Sales	$44,578,702	$37,924,809	$—	$ —	$82,503,510
Cost of Sales	28,413,930	29,015,155	—	—	57,429,085
Gross Profit	16,164,772	8,909,654	—	—	25,074,426
Operating Expenses	6,611,920	1,037,697	—	1,025,036	8,674,653
Other Income (Expenses)	(1,053,340)	(199,063)	—	(277,500)	(1,529,903)
Earnings before Tax	8,499,512	7,672,894	—	(1,302,537)	14,869,869
Tax	—	—	—	—	—
Net Income	**$ 8,499,512**	**$ 7,672,894**	**$—**	**$(1,302,537)**	**$14,869,869**

(Stated in US Dollars)**

19. OPERATING SEGMENTS – (continued)

Financial Position At December 31, 2007	Wuhan Blower	Wuhan Generating Equipment	Wuhan Xingelin Equipment	Company, UFG, Adjustments	Total
Current Assets	$60,908,312	$15,333,295	$—	$(8,392,302)	$ 67,849,304
Non Current Assets	21,937,985	10,572,803	—	—	32,510,788
Total Assets	**82,846,297**	**25,906,097**	—	**(8,392,302)**	**100,360,092**
Current Liabilities	33,017,486	11,155,452	—	825,120	44,998,059
Total Long Term Liabilities	—	—	—	—	—
Total Liabilities	33,017,486	11,155,452	—	825,120	44,998,059
Net Assets	49,828,811	14,750,645	—	(9,217,423)	55,362,033
Total Liabilities & Net Assets	**$82,846,297**	**$25,906,097**	$—	**$(8,392,302)**	**$100,360,092**

20. STOCK COMPENSATION EXPENSE

On November 30, 2007, the Company's Board of Directors adopted the Wuhan General Group (China), Inc. 2007 Stock Option Plan (the "Plan"). The Plan provides that the maximum number of shares of the Company's common stock that may be issued under the Plan is 3,000,000 shares. The Company's employees, directors, and service providers are eligible to participate in the Plan.

For the years ended December 31, 2008 and 2007, the Company recorded $227,603 and $14,479 of stock compensation expense, respectively. The entire stock option compensation expenses were recorded as general and administrative expenses given the nature of the work contribution of the grantees.

The range of the exercise prices of the stock options granted since inception of the plan are shown in the following table:

Price Range	Number of Shares
$0 – $9.99	120,000 shares
$10.00 – $19.99	0 shares
$20.00 – $29.99	0 shares

No tax benefit has yet to be accrued or realized. For the years ended December 31, 2008 and 2007, the Company operated as an income tax-free entity in the PRC, and the Company has yet to repatriate its earnings, accordingly it has not recognized any deferred tax assets or liability in regards to benefits derived from the issuance of stock options.

The Company used the Black-Scholes Model to value the options granted. The following shows the weighted average fair value of the grants and the assumptions that were employed in the model:

Weighted-average fair value of grants:	$0.8665
Risk-free interest rate:	3.97%
Expected volatility:	20.00%
Expected life in months:	107.50

(Stated in US Dollars)

21. MAJOR DEVELOPMENT IN SALES

In July 2007, the Company entered into a contract with Jiangsu Huangli Paper Industry Co., Ltd. to build a thermal electric power plant with four boiler furnaces and two turbine generator groups in Jiangyin, Jiangsu. The Company expects to receive approximately $26.37 million to construct this power plant, and this total amount will be paid to the Company in monthly payments over a period of one year. If Jiangsu Huangli fails to make timely payments to the Company, the Company is contractually bound to assume the cost to continue with the construction of the power plant. If the Company is required to assume construction costs, the power plant project would become a joint venture between the Company and Jiangsu Huangli. The Company has not encountered any delinquency by Jiangsu Huangli in making payments for the power plant. At December 31, 2008, the project was near completion. The final completion of the project is expected to be around June 2009. The progress of the project was slowed by poor weather conditions in 2008.

The Company records revenue for the contract with Huangli under the percentage of completion method. The Company obtains independent certification of completion in order to determine the progress of the contract.

The Company does not plan to use the power plant as part of its own operations. Huangli is located in the Jiangsu Province, and the Company is located in the Hubei Province. The two companies are too far apart in physical distance for the power plant to be able to provide electricity for the manufacture of Wuhan General's products; however, in the event that the power plant becomes a joint venture between Huangli and the Company, the joint venture will sell electricity to Huangli.

Jiangsu Huangli Paper Industry Co., Ltd. is not a related party.

For the years ended December 31, 2008 and 2007, the Company recorded revenue of $13,640,662 and $9,914,522, respectively. The concurrent cost of sales were $8,662,491 and $7,627,884. The related gross profit for the years ended December 31, 2008 and 2007 were $4,978,171 and $2,286,638.

22. CONSTRUCTIVE PREFERRED DIVIDEND

In accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, EITF 98-95 *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios*, and EITF 00-27 *Application of Issue No. 98-5 to Certain Convertible Instruments*, the Company has recorded two non-cash preferred dividends against the companies retained earnings in the amounts of $4,032,656, and $10,501,982 in 2008, and 2007, respectively. These constructive preferred dividends reflect the amortizations of the beneficial conversion feature of both the Series A Preferred Stock, and Series B Preferred Stock issued by the Company in its private placement financing transactions in February of 2007, and October and November of 2008. The beneficial conversion features are considered returns of capital to the investors in the private placements. Since the two series of preferred stock were convertible upon issuance the Company recognized the entire dividend at inception. The beneficial conversion features arose from the aggregate value of the differences between the effective conversion prices of the securities and the contractual conversion prices of the stock issuances in the financing transactions.

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Board of Directors

Xu Jie
CEO, Chairman of the Board

Zheng Qingsong
Director

Huang Zhaoqi
Director

David K. Karnes
Director

Shi Yu
Director, Chairman of the Compensation Committee

Brian Lin
Director, Chairman of the Audit Committee

Ge Zengke
Director

Wuhan General Group (China), Inc.

Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei, People's Republic of China
Phone: +86 27-5970-0067
www.wuhangeneral.com

Market Data

Exchange: NASDAQ
Ticker: WUHN

Investor Relations

Mr. Crocker Coulson, President
CCG Investor Relations Inc.
Phone: (646) 213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

Independent Auditor

Samuel H. Wong & Co. LLP
400 Oyster Point Blvd. ste. 122
South San Francisco, CA 94080

Legal Counsel

Troutman Sanders LLP
www.troutmansanders.com

405 Lexington Ave
New York, NY 10174-0700
Phone: (212) 704-6000

600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA 30317-2216
Phone: (404) 885-3000

Transfer Agent

Corporate Stock Transfer
3200 Cherry Creek Dr. South
Suite 430
Denver, CO 80209
Phone: (303) 282-4800
www.corporatestock.com

Wuhan General

Wuhan General

Wuhan General Group (China), Inc.

Canglongdao Science Park of Wuhan East Lake Hi-Tech
Development Zone
Wuhan, Hubei, People's Republic of China
Phone: +86 27-5970-0067
www.wuhangeneral.com